Filed Pursuant to Rule 424(b)(2)
Registration No. 333-137771
 PROSPECTUS SUPPLEMENT
 (To the Prospectus dated October 3, 2006)
2,250,000 Warrants
Eksportfinans ASA
Nikkei 225 Index Call Warrants
Expiring October 20, 2008

       The Nikkei 225 Index Call Warrants Expiring October 20, 2008, which we refer to as the warrants, are cash settled index call warrants. Upon your exercise of the warrants or the automatic exercise of the warrants, if the percentage change in the Nikkei 225 index, which we refer to as the Nikkei 225, from the pricing date of this offering to the applicable valuation date, as described in this prospectus supplement, is positive, you will receive from Eksportfinans ASA a cash payment with respect to each warrant exercised, which we refer to as the cash settlement value.

•	The maximum initial offering price for each warrant is $6.50. Initial purchases of 250,000 warrants or more in a single transaction will be subject to a reduced initial offering price.

•	The cash settlement value for each warrant will equal the greater of (i) $0 and (ii) the notional amount of the warrants, as described in this prospectus supplement, multiplied by the change, expressed as a percentage, in the Nikkei 225 from the pricing date of this offering to the applicable valuation date. The notional amount of the warrants is $52.00 per warrant.

•	The expiration date for the warrants is October 20, 2008.

•	The warrants will be exercisable on specified early exercise dates once every three months beginning in January 2007 and ending in July 2008, and will be automatically exercised on the expiration date as specified in this prospectus supplement.

•	Except in the case of automatic exercise, you may exercise no fewer than 100,000 warrants on any day.
       The warrants have been approved for listing on the American Stock Exchange, subject to official notice of issuance. The symbol on the AMEX for the warrants is “NKI.WS.”
       For a detailed description of the terms of the warrants, see “Summary” beginning on page S-1 and “Description of the warrants” beginning on page S-19.
Investing in the warrants involves a high degree of risk, including the possibility that the warrants expire worthless. The AMEX requires that the warrants be sold only to investors whose accounts have been approved for options trading. See “Certain risk factors concerning the warrants” beginning on page S-10.

	Per Warrant	Total

Maximum price to public(1)	$6.50	$14,625,000
Maximum underwriting discounts and commission(1)	$0.45	$1,012,500
Proceeds to Eksportfinans ASA(2)	$6.05	$13,612,500

(1)	The price to public and underwriting discounts and commissions for purchases of 250,000 warrants or more in any single transaction will be $6.25 per warrant and $0.20 per warrant, respectively. See “Supplemental plan of distribution.”

(2)	The expenses of this offering will be borne by Wachovia Capital Markets, LLC. See “Supplemental plan of distribution.”
       The warrants are unsecured contractual obligations of Eksportfinans ASA and will rank equally with Eksportfinans ASA’s other unsecured contractual obligations and with Eksportfinans ASA’s unsecured and unsubordinated debt.
       Neither the Securities and Exchange Commission nor any state securities commission has approved nor disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
       The warrants are expected to be delivered on November 3, 2006.

Wachovia Securities	Wells Fargo Securities
The date of this prospectus supplement is October 31, 2006.
CALCULATION OF REGISTRATION FEE

		Maximum	Amount of
	Amount to be	aggregate offering	registration
Title of Each Class of Securities to be Registered	registered	price	fee (1)

Nikkei 225 Index Call Warrants Expiring October 20, 2008	2,250,000	$14,625,000	$1,565

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

TABLE OF CONTENTS
Prospectus Supplement
Prospectus

i

SUMMARY
     This summary includes questions and answers that highlight selected information from this prospectus supplement to help you understand the Nikkei 225 Index Call Warrants Expiring October 20, 2008, which we refer to as the warrants. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus supplement and the prospectus and in the documents incorporated herein and therein by reference. You should carefully read this prospectus supplement and the prospectus to fully understand the terms of the warrants, the Nikkei 225 index (which we refer to as the Nikkei 225), and the tax and other considerations that are important to you in making a decision about whether to invest in the warrants. You should carefully review the section “Certain risk factors concerning the warrants” in this prospectus supplement, which highlights certain risks associated with an investment in the warrants, to determine whether an investment in the warrants is appropriate for you.
     Our principal executive offices are located at Dronning Mauds gate 15, N-0250 Oslo, Norway, and our telephone number is +47 22-01-22-01.
     Unless otherwise mentioned or unless the context requires otherwise, all references to we, us and our or similar references mean Eksportfinans ASA. References herein to U.S. dollar, U.S.$ or $ are to the lawful currency of the United States of America. References to Japanese yen or ¥ are to the lawful currency of Japan. As used herein, New York business day means any day other than a Saturday, Sunday or day on which either the American Stock Exchange, Inc (the AMEX) or the New York Stock Exchange is not open for securities trading or commercial banks in New York City are required or authorized by law or executive order to remain closed, and Tokyo business day means any day other than (i) a Saturday, Sunday or day on which banks are not open for a full day of business in Tokyo or (ii) a day on which the Tokyo Stock Exchange (the TSE), the Singapore International Monetary Exchange Ltd. (the SIMEX) or the Osaka Securities Exchange (the OSE) are not open for business. As used herein, index calculation day means any day on which the Nikkei 225 or any successor index (as defined herein) is calculated and published, or any day on which Wachovia Bank, National Association, as determination agent, calculates a level as a substitute for the Nikkei 225 or any successor index as described under “Description of the warrants—Discontinuation of the Nikkei 225; Adjustments to the Nikkei 225.”
     Please refer to the “Index of key terms” attached to this prospectus supplement as Appendix A for a listing of other defined terms and the pages of this prospectus supplement on which they are defined.
What are index call warrants?
     In general, an index call warrant entitles its holder, upon exercise, to receive a cash payment based on the amount by which the value of a reference index on a certain date or dates exceeds a predetermined level, or “strike level.” An index call warrant is a “wasting asset” in that, in the absence of countervailing factors, such as an offsetting movement in the level of the underlying index, the market value of an index call warrant will tend to decrease over time and the index call warrant will have no market value after the time for exercise has expired. Accordingly, an investment in index call warrants involves a high degree of risk and is not appropriate for every investor. As such, investors who are considering purchasing the warrants must be able to understand and bear the risk of a speculative investment in the warrants and be experienced with respect to options and option transactions and understand the risks of stock index transactions.
What are the terms of the warrants?
     The warrants will be issued by Eksportfinans ASA and will expire on October 20, 2008, which we refer to as the expiration date.
     The initial public offering price for the warrants is U.S.$6.50 per warrant, except that the price will be U.S.$6.25 per warrant if you purchase 250,000 or more warrants in a single transaction. See “Supplemental plan of distribution.”

     The reference index for the warrants is the Nikkei 225. Any cash payments you may be entitled to under the warrants will be payable in U.S. dollars. Because the cash payment payable to you in connection with the warrants, if any, will be determined by reference to the percentage change of the Nikkei 225, which is denominated in Japanese yen, changes in the actual Japanese yen/U.S. dollar exchange rate will not affect the calculation of that cash payment, if any.
     The warrants will be exercisable at the option of a holder once every three months beginning in January 2007 and ending in July 2008. Except in the case of automatic exercise, you may exercise no fewer than 100,000 warrants on any day. For more details, see “Description of the warrants—Exercise of warrants.”
     All warrants not previously exercised will be automatically exercised on the expiration date.
How do I exercise the warrants?
     To exercise the warrants, you must cause your warrants to be transferred to Citibank N.A. (the warrant agent) on the records of The Depository Trust Company, New York, NY (DTC, which term, as used herein and in the prospectus, includes any successor depository selected by us) and notify us of your election to exercise the warrants through normal clearing system channels, each prior to 11:00 a.m., New York City time, on any early exercise date, which will be the 20th day of each January, April, July and October during the period beginning in January 2007 and ending in July 2008 or, if any of those days is not a New York business day, the next day that is a New York business day. See “Description of the warrants—Exercise of warrants” and “Certain risk factors concerning the warrants—If you fail to comply with the conditions for exercise of your warrants you may not be able to exercise your warrants on the date you wish to exercise them.”
     The warrants will be issued in book-entry form and held of record by the nominees of DTC. In turn, the outstanding warrants will be recorded on DTC’s books in the names of people who have accounts with DTC, which we refer to as participants. Since the warrants will be held in book-entry form, you may exercise your warrants only by acting through the participant in whose account your warrants are held at DTC. Accordingly, as a beneficial owner of warrants, if you desire to exercise all or any portion of your warrants you must instruct your broker, who in turn may need to instruct the participant through which you own your interest, to exercise your warrants on your behalf. See “Description of the warrants—Exercise of warrants” and “Certain risk factors concerning the warrants—If you fail to comply with the conditions for exercise of your warrants you may not be able to exercise your warrants on the date you wish to exercise them.”
     To exercise your warrants on any early exercise date, you must instruct your broker or other person through which you hold your warrants to take the appropriate steps through normal clearing system channels. Your book-entry interest in the warrants must be transferred to the warrant agent on the applicable early exercise date as described under “Description of the warrants—Exercise of warrants.”
     Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of warrants, you should consult with your broker and other intermediaries, if applicable, for the relevant deadline and other exercise mechanics. If you have not satisfied all of the requirements for the exercise of your warrants by 11:00 a.m., New York City time, on any early exercise date, your exercise will not be valid.
     In order for an exercise of warrants by you to be valid, you must exercise a minimum of 100,000 warrants. Except in certain circumstances as described herein, any exercise, once made, is irrevocable.
What will I receive with respect to the warrants that I exercise (or upon automatic exercise of the warrants)?
     Upon your exercise of the warrants or the automatic exercise of the warrants, you will receive on the applicable cash settlement date a cash payment with respect to each warrant validly exercised if the percentage change in the Nikkei 225 from the pricing date to the applicable valuation date, as described in this prospectus supplement, is positive. The percentage change in the Nikkei 225 from the pricing date to the applicable valuation date will be positive if the spot Nikkei 225 value, as defined below, on the applicable valuation date is greater than 16,399.39, which is the spot Nikkei 225 value on the date of this prospectus supplement, which we refer to as the pricing date. We refer to the cash amount payable upon exercise of the warrants as the cash settlement value. The cash settlement date will be the later of (i) the 30th day of the month in which the early exercise date or expiration date falls, as applicable (or if that day is not a New York business day, the next day that is a New York business day), and (ii) the fourth New York business day following the valuation date relating to the early exercise date or expiration date, as applicable.
     The spot Nikkei 225 value for any date means the closing value (afternoon session) on that date of the Nikkei 225 or any successor index.
     The cash settlement value equals the greater of (i) $0 and (ii) the notional amount of the warrants multiplied by the change, expressed as a percentage, in the spot Nikkei 225 value from the pricing date to the applicable valuation date. The notional amount of the warrants is the amount of Nikkei 225 exposure that each warrant effectively controls, which was established on the pricing date. The notional amount of the warrants is $52.00 per warrant. The cash settlement value will be rounded down to the nearest cent. The percentage change in the spot Nikkei 225 value from the pricing date to the applicable valuation date can be described by the following formula:

spot Nikkei 225 value VD — spot Nikkei 225 value PD spot Nikkei 225 value PD where:
     spot Nikkei 225 value VD is the spot Nikkei 225 value on the applicable valuation date, and spot Nikkei 225 value PD is the spot Nikkei 225 value on the pricing date. The spot Nikkei 225 value PD is also referred to as the strike level.
     Except in certain circumstances, the valuation date for a warrant will be:
•	in the case of exercise on an early exercise date, the index calculation day immediately following the early exercise date; and

•	in the case of automatic exercise on the expiration date, the index calculation day immediately following the expiration date. See “Description of the warrants—Exercise of warrants—Timing of determination of cash settlement value of warrants.”
     Because the valuation date for exercised warrants will occur after the early exercise date, you will not be able to determine, at the time of exercise of your warrants, the spot Nikkei 225 value that will be used in calculating the cash settlement value of your warrants. Therefore, you will not be able to determine the cash settlement value you will be entitled to receive when you make the decision to exercise your warrants. If following the exercise of warrants (other than upon automatic exercise) the spot Nikkei 225 value for the applicable valuation date is equal to or less than 16,399.39 (the strike level) and the spot Nikkei 225 value for the applicable valuation date has declined by three percent or more from the spot Nikkei 225 value for the Tokyo business day immediately preceding the applicable valuation date, your warrants will be returned to you and you will be permitted to re-exercise your warrants on any subsequent early exercise date, if any.
     In addition, the valuation date for an exercised warrant may be postponed upon the occurrence and continuation of certain types of events, which we refer to as market disruption events (see “Description of the warrants—Market disruption events”).
     We have included a table illustrating hypothetical cash payments based on a range of hypothetical levels of the spot Nikkei 255 value in the section entitled “Description of the warrants—Hypothetical cash settlement values on exercise” in this prospectus supplement.
     You should be aware that the cash settlement value at any time prior to expiration is typically expected to be less than the warrants’ market value at that time. The difference between the market value and the cash settlement value will reflect a number of factors, including the “time value” for the warrants, and the supply and demand for the warrants. The “time value” of the warrants will depend upon the length of the period remaining to expiration of the warrants. For more details, see “Certain risk factors concerning the warrants—The warrants are a risky investment and may expire worthless.”
     Following your exercise of the warrants, if the spot Nikkei 225 value on the applicable valuation date is equal to or less than 16,399.39 (the strike level) and the spot Nikkei 225 value for the applicable valuation date has not declined by three percent or more from the spot Nikkei 225 value for the Tokyo business day immediately preceding the applicable valuation date, you will not receive any cash payment with respect to each warrant exercised. Upon automatic exercise of the warrants, if the spot Nikkei 225 value on the applicable valuation date is equal to or less than 16,399.39 (the strike level), you will not receive anything with respect to your warrants.
Hypothetical examples
     Set forth below are five hypothetical examples of the calculation of the cash settlement value. For purposes of these examples, we have assumed the following:
Notional amount of the warrants: $52.00
Spot Nikkei 225 value PD: 16,399.39
Initial public offering price per warrant: $6.50
Example 1 – The spot Nikkei 225 value on the valuation date is less than the spot Nikkei 225 value on the pricing date:
Hypothetical spot Nikkei 225 value VD: 13,939.48
Calculation of cash settlement value:
greater of (i) $0 and (ii):

$52 x	13,939.48 – 16,399.39	= –$7.80

16,399.39
Cash settlement value per warrant = $0
In this example the spot Nikkei 225 value on the valuation date represents a 15% decrease from the spot Nikkei 225 value on the pricing date. Since the spot Nikkei 225 value on the valuation date is less than the spot Nikkei 225 value on the pricing date, the cash settlement value per warrant is $0, representing a 100% loss of the initial investment of $6.50 per warrant. Note that, if an investor had invested $52.00 (the “notional” amount of Nikkei 225 exposure that each warrant effectively controls) in an unleveraged investment linked to the Nikkei 225, based on the 15% decline of the Nikkei 225 in this hypothetical example, the investment would have declined by 15% to $44.20, without taking into account dividends, fees and expenses, or the effects of currency exchange rates. This hypothetical loss of $7.80 exceeds the issue price of the warrants.
Example 2 – The spot Nikkei 225 value on the valuation date is the same as the spot Nikkei 225 value on the pricing date:
Hypothetical spot Nikkei 225 value VD: 16,399.39
Calculation of cash settlement value:

greater of (i) $0 and (ii):

$52 x	16,399.39 – 16,399.39	= $0

16,399.39
Cash settlement value per warrant = $0
In this example the spot Nikkei 225 value on the valuation date represents a 0% increase from the spot Nikkei 225 value on the pricing date. Since the spot Nikkei 225 value on the valuation date is the same as the spot Nikkei 225 value on the pricing date, the cash settlement value per warrant is $0, representing a 100% loss of the initial investment of $6.50 per warrant. Note that, if an investor had invested $52.00 (the “notional” amount of Nikkei 225 exposure that each warrant effectively controls) in an unleveraged investment linked to the Nikkei 225, based on the 0% increase of the Nikkei 225 in this hypothetical example, the investment would still be worth $52.00, without taking into account dividends, fees and expenses, or the effects of currency exchange rates.
Example 3 – The spot Nikkei 225 value on the valuation date is greater than the spot Nikkei 225 value on the pricing date; however, the cash settlement value is less than the initial public offering price:
Hypothetical spot Nikkei 225 value VD: 17,219.36
Calculation of cash settlement value:
greater of (i) $0 and (ii):

$52 x	17,219.36 – 16,399.39	= $2.60

16,399.39
Cash settlement value per warrant = $2.60
In this example the spot Nikkei 225 value on the valuation date represents a 5% increase from the spot Nikkei 225 value on the pricing date. Since the spot Nikkei 225 value on the valuation date is greater than the spot Nikkei 225 value on the pricing date, the cash settlement value per warrant is positive; however, the cash settlement value of $2.60 represents a 60% loss of your initial investment of $6.50 per warrant. Note that, if an investor had invested $52.00 (the “notional” amount of Nikkei 225 exposure that each warrant effectively controls) in an unleveraged investment linked to the Nikkei 225, based on the 5% increase of the Nikkei 225 in this hypothetical example, the investment would have increased 5% to $54.60, without taking into account dividends, fees and expenses, or the effects of currency exchange rates.
Example 4 – The spot Nikkei 225 value on the valuation date is greater than the spot Nikkei 225 value on the pricing date, and the cash settlement value is greater than the initial public offering price:
Hypothetical spot Nikkei 225 value VD: 18,572.31
Calculation of cash settlement value:
greater of (i) $0 and (ii):

$52 x	18,572.31 – 16,399.39	= $6.89

16,399.39
Cash settlement value per warrant = $6.89

In this example the spot Nikkei 225 value on the valuation date represents a 13.25% increase from the spot Nikkei 225 value on the pricing date. Since the spot Nikkei 225 value on the valuation date is greater than the spot Nikkei 225 value on the pricing date, the cash settlement value per warrant is positive, and the cash settlement value of $6.89 represents a 6% return on your initial investment of $6.50 per warrant. Note that, if an investor had invested $52.00 (the “notional” amount of Nikkei 225 exposure that each warrant effectively controls) in an unleveraged investment linked to the Nikkei 225, based on the 13.25% increase of the Nikkei 225 in this hypothetical example, the investment would have increased 13.25% to $58.89, without taking into account dividends, fees and expenses, or the effects of currency exchange rates.
Example 5 – The spot Nikkei 225 value on the valuation date is substantially greater than the spot Nikkei 225 value on the pricing date:
Hypothetical spot Nikkei 225 value VD: 22,549.16
Calculation of cash settlement value:
greater of (i) $0 and (ii):

$52 x	22,549.16 – 16,399.39	= $19.50

16,399.39
Cash settlement value per warrant = $19.50
In this example the spot Nikkei 225 value on the valuation date represents a 37.5% increase from the spot Nikkei 225 value on the pricing date. Since the spot Nikkei 225 value on the valuation date is greater than the spot Nikkei 225 value on the pricing date, the cash settlement value per warrant is positive, and the cash settlement value of $19.50 represents a 200% return on your initial investment of $6.50 per warrant. Note that, if an investor had invested $52.00 (the “notional” amount of Nikkei 225 exposure that each warrant effectively controls) in an unleveraged investment linked to the Nikkei 225, based on the 37.5% increase of the Nikkei 225 in this hypothetical example, the investment would have increased 37.5% to $71.50, without taking into account dividends, fees and expenses, or the effects of currency exchange rates. The hypothetical return of 200% on the warrants demonstrates the leveraging effect inherent in the warrants, that is, the $6.50 issue price provides an investor with an equivalent exposure to an unleveraged $52.00 investment linked to the Nikkei 225, without taking into account dividends, fees and expenses, or the effects of currency exchange rates.
     In the hypothetical examples above, the initial public offering price of $6.50 represents 12.5% of the $52.00 “notional” exposure to the Nikkei 225 represented by each warrant. Therefore, based on the hypothetical terms in these examples, the spot Nikkei 225 value on the valuation date would need to exceed the spot Nikkei 225 value on the pricing date by at least 12.5% (i.e., reach a level of 18,449.31) in order for you to receive a cash settlement value at least equal to your initial investment of $6.50 per warrant.
What will I receive if I sell my warrants prior to the expiration date?
     The market value of the warrants will fluctuate during the term of the warrants. Several factors and their interrelationship will influence the market value of the warrants, including the level of the Nikkei 225, dividend yields of the component common stocks underlying the Nikkei 225, the time remaining to expiration of the warrants, interest rates and the volatility of the Nikkei 225. Depending on the impact of these factors, you may receive less than your initial investment upon any sale of your warrants before the expiration date of the warrants. For more details, see “Certain risk factors concerning the warrants—Many factors affect the market value of the warrants.”
     You should be aware that the cash settlement value at any time prior to expiration is typically expected to be less than the warrants’ market value at that time. The difference between the market value and the cash settlement value will reflect a number of factors, including the “time value” for the warrants, and the supply and demand for the warrants. The “time value” of the warrants will depend upon the length of the period remaining to expiration of the warrants. For more details, see “Certain risk factors concerning the warrants—The warrants are a risky investment and may expire worthless.”
     Are there events that may affect my ability to exercise the warrants or the cash payment to which I may be entitled?
     In addition to the conditions to early exercise described above, the exercise of your warrants may be affected by certain events which we refer to as market disruption events, including the following:
•	a relevant exchange or any related exchange fails to open for trading during its regular trading session,

•	a trading disruption, if the determination agent determines it is material, at any time during the one-hour period that ends at the close of trading for a relevant exchange or related exchange,

•	an exchange disruption, if the determination agent determines it is material, at any time during the one-hour period that ends at the close of trading for a relevant exchange or related exchange, or

•	an early closure,
     (each as defined under “Description of the warrants—Timing of determination of cash settlement value of warrants” and “—Market disruption events”); provided that such events will not be deemed market disruption events if the determination agent determines in its sole discretion that any such event has not materially interfered with the ability of our hedging counterparty with whom we will hedge our obligations under the warrants to unwind or adjust all or a material portion of our hedging counterparty’s hedge position with respect to the warrants.
     These events may result in the postponement of the applicable valuation date of the warrants, and any such postponement could adversely affect the cash settlement value of the warrants. See “Description of the warrants—Market disruption events” for a detailed description of, and the consequences of, such events.
What about taxes?
     The warrants will be treated as nonequity options that are subject to the “mark-to-market” rules under Section 1256 of the Internal Revenue Code of 1986, as amended (the Code). As a result, a U.S. Holder (as defined in the discussion under “United States federal income tax consequences”) of a warrant will recognize taxable gain or loss in each year equal to the difference between the fair market value of that warrant on the last business day of the taxable year and that U.S. Holder's adjusted tax basis in that warrant. A U.S. Holder's tax basis in the warrants will generally be its cost, adjusted to take into account any taxable gain or loss recognized in prior taxable years. Any gain or loss recognized (including gain or loss recognized as a result of the warrants being “marked-to-market”) will be 60% long-term capital gain or loss and 40% short-term capital gain or loss. The effect of the warrants being subject to Section 1256 of the Code is that U.S. Holders of warrants may be required to include taxable gain in income prior to the receipt of any cash, and without regard to whether that cash is ever actually received. If the warrants are delisted and subsequently listed on an exchange that is not a “qualified board or exchange” within the meaning of Section 1256(g)(7) of the Code, the U.S. federal income tax consequences are not certain. It would be reasonable for a U.S. Holder to treat the listed warrants as having been marked-to-market on the date the warrants are delisted, with gain or loss recognized as of the date of the delisting as described above. Under this treatment, a U.S. Holder will recognize gain or loss on the subsequent sale, exchange, exercise or lapse of the warrant equal to the difference between the amount realized, if any, and the U.S. Holder's tax basis in such warrant. A U.S. Holder's tax basis in the warrant will be equal to the deemed amount realized on the marking-to-market of the listed warrant (i.e. the last quoted fair market value of the listed warrant on the date it is delisted). Further, the ability of U.S. Holders to use net capital losses in a given taxable year is subject to significant limitations.
     If the warrants are delisted and subsequently listed on an exchange that is a “qualified board or exchange” within the meaning of Section 1256(g)(7) of the Code, it is reasonable to treat the delisting and subsequent listing of the warrants as not giving rise to a deemed sale or exchange of the warrants and the warrants will remain subject to Section 1256 of the Code. Under this treatment, a U.S. Holder will not recognize gain or loss as of the date that the warrant is delisted and the U.S. Holder's tax basis in the warrant will not change.

          The taxation of the warrants for U.S. Holders is complex. Please refer to the discussion under “United States federal income tax consequences.” Prospective purchasers of warrants should consult their own tax advisors concerning the U.S. federal, state, local and any foreign tax consequences of purchasing, owning and disposing of the warrants prior to purchasing the warrants.
Who publishes the Nikkei 225 and what does the Nikkei 225 measure?
     The Nikkei 225 is a modified, price-weighted stock index calculated, published and disseminated by Nihon Keizai Shimbun, Inc. (the Index Sponsor or NKS). The Nikkei 225 is being used by us with the permission of NKS. The Nikkei 225 measures the composite price performance of 225 Japanese stocks trading on the TSE representing a broad cross section of Japanese industries. Stocks that constitute the Nikkei 225 may be deleted or added at the discretion of NKS which is under no obligation to continue the calculation and the dissemination of the Nikkei 225. You should be aware that an investment in the warrants does not entitle you to any ownership interest in the stocks of the companies included in the Nikkei 225. For a detailed discussion, see “The Nikkei 225.”
     If NKS (or any third party publisher acceptable to Wachovia Bank, National Association, as determination agent under the warrants (the determination agent)) discontinues publication of the Nikkei 225 or any successor index (as defined under “Description of the warrants—Discontinuation of the Nikkei 225; Adjustments to the Nikkei 225”), the cash settlement value will be determined by the determination agent based on a substitute level for the Nikkei 225 or the successor index calculated by the determination agent in accordance with the procedures last used to calculate the level of the Nikkei 225 or the successor index, as applicable, before the discontinuation but using only those securities that comprised the Nikkei 225 or the successor index, as applicable, prior to that discontinuation. See “Description of the warrants—Discontinuation of the Nikkei 225; Adjustments to the Nikkei 225.”
How has the Nikkei 225 performed historically? How can I find a current quote for the Nikkei 225?
     We have included a table with the high, low and closing levels of the Nikkei 225 during each calendar quarter from calendar year 2001 to the present in the section entitled “The Nikkei 225—Historical closing levels of the Nikkei 225” in this prospectus supplement. We obtained the historical information from Bloomberg Financial Markets without independent verification. We have provided this historical information to help you evaluate the behavior of the Nikkei 225 in various economic environments. You should not take past performance of the Nikkei 225 as an indication of how the Nikkei 225 will perform in the future.
     The index quotation symbol on reporting services operated by Bloomberg, L.P. is “NKY.”
Will the warrants be listed on a stock exchange?
     The warrants have been approved for listing on the AMEX, subject to official notice of issuance. The trading symbol for the warrants on the AMEX is “NKI.WS.” If the warrants are delisted from, or permanently suspended from trading on, the AMEX, the warrants may not be listed or displayed on any other securities exchange, the Nasdaq Stock Market or any electronic communications network, in which case it is possible that no active trading market for the warrants will exist. If the warrants are not subsequently listed or quoted on another organized securities market in the United States within five New York business days of the effective date of any such delisting or trading suspension, warrants not previously exercised will be deemed automatically exercised on that fifth New York business day. We make no representation that the warrants will remain listed for the entire term of the warrants. You should be aware that a liquid trading market will not necessarily develop for the warrants. You should review the sections entitled “Certain risk factors concerning the warrants—There may not be an active trading market for the warrants” in this prospectus supplement.
Who should consider an investment in the warrants?
     The warrants involve a high degree of risk and are not appropriate for every investor. Investors who are considering purchasing the warrants must have an options-approved account, be able to understand and bear the risk of an investment in the warrants, be experienced with respect to options and option transactions and understand the risks of stock index transactions. Such investors should reach an investment decision only after careful consideration with their advisers of the suitability of the warrants in light of their particular financial circumstances and the information set forth in this prospectus supplement and the prospectus. For more detail, see “Certain risk factors concerning the warrants” in this prospectus supplement.
Are there any risks associated with my investment?
     Yes, an investment in the warrants is subject to significant risks, including the risk of loss of some or all of your investment. We urge you to read the section entitled “Certain risk factors concerning the warrants” in this prospectus supplement and the section entitled “Risk Factors” beginning on page 6 of our Annual Report on Form 20-F/A for the year ended December 31, 2005.

CERTAIN RISK FACTORS CONCERNING THE WARRANTS
     An investment in the warrants involves a high degree of risk. Prospective purchasers of the warrants should recognize that their warrants may expire worthless and should be prepared to sustain a total loss of the purchase price of their warrants. Prospective purchasers of the warrants should be experienced with respect to options and options transactions, should understand the risks of transactions in equity-indexed instruments and should reach an investment decision only after careful consideration, with their advisers, of the suitability of the warrants in light of their particular financial circumstances, taking into consideration the information set forth in this prospectus supplement and in the prospectus. The AMEX requires that the warrants be sold only to investors with options-approved accounts and requires its members and member organizations and their registered employees to make suitability determinations before recommending transactions in the warrants.
     For a discussion of certain risk factors concerning Eksportfinans ASA, see the section entitled “Risk Factors” beginning on page 6 of our Annual Report on Form 20-F/A for the year ended December 31, 2005.
The warrants are a risky investment and may expire worthless
     The owner of a warrant will receive a cash payment upon exercise (including automatic exercise) only if the warrant has a cash settlement value greater than zero at that time. The cash settlement value of a warrant will be greater than zero only if the percentage change in the Nikkei 225 from the pricing date to the applicable valuation date, as described in this prospectus supplement, is positive, which will occur if the spot Nikkei 225 value on the applicable valuation date is greater than 16,399.39, which is the spot Nikkei 225 value on the date of this prospectus supplement (or the strike level).
     Because the valuation date for an exercised warrant will occur after the exercise date, a warrantholder will not be able to determine, at the time of exercise of a warrant, the spot Nikkei 225 value that will be used in calculating the cash settlement value of that warrant. Therefore, the warrantholder will be unable to determine the cash settlement value the warrantholder will be entitled to receive when making the decision to exercise that warrant. In addition, the valuation date for an exercised warrant may be postponed upon the occurrence and continuation of certain types of events, which we refer to as market disruption events (see “Description of the warrants—Market disruption events”).
     The level of the spot Nikkei 225 value will determine whether the warrants have a cash settlement value greater than zero on any particular valuation date. The warrants are “at-the-money” as of the date of this prospectus supplement and will be “in-the-money” on any particular day only if the level of the Nikkei 225 increases so that the spot Nikkei 225 value is above the strike level on that day. An increase in the spot Nikkei 225 value above the strike level will result in a positive cash settlement value, whereas a decrease in the spot Nikkei 225 value below the strike level (or a spot Nikkei 225 value equal to the strike level) will result in a zero cash settlement value. Potential profit or loss upon exercise (including automatic exercise) of a warrant will be a function of the cash settlement value of that warrant, the purchase price of that warrant and any related transaction costs.
     Following your exercise of the warrants, if the spot Nikkei 225 value on the applicable valuation date is equal to or less than 16,399.39 (the strike level) and the spot Nikkei 225 value for the applicable valuation date has not declined by three percent or more from the spot Nikkei 225 value for the Tokyo business day immediately preceding the applicable valuation date, you will not receive any cash payment with respect to each warrant exercised. Upon automatic exercise of the warrants, if the spot Nikkei 225 value on the applicable valuation date is equal to or less than 16,399.39 (the strike level), you will not receive any cash payment with respect to each warrant exercised.
     The cash settlement value at any time prior to expiration is typically expected to be less than the warrants’ market value at that time. The difference between the market value and the cash settlement value will reflect a number of factors, including the “time value” for the warrants, and the supply and demand for the warrants. The “time value” of the warrants will depend upon the length of the period remaining to expiration of the warrants.
     Investment decisions relating to international stock index warrants require the investor to predict the direction of movements in the underlying index as well as the amount and timing of those movements. International stock index warrants may change substantially in value, or lose all of their value, with relatively small movements in the index. Moreover, an index warrant is a “wasting asset” in that in the absence of countervailing factors, such as an offsetting movement in the level of the index, the market value of an index warrant will tend to decrease over time and the warrant will have no market value after the time for exercise has expired. Accordingly, the warrants involve a high degree of risk and are not appropriate for every investor. As such, investors who are considering purchasing the warrants must be able to understand and bear the risk of a speculative investment in the warrants and be experienced with respect to options and option transactions and understand the risks of stock index transactions. Such investors should reach an investment decision only after careful consideration, with their advisers, of the suitability of the warrants in light of their particular financial circumstances and the information set forth in this prospectus supplement and in the prospectus.
     Since its inception, the Nikkei 225 has experienced significant daily price fluctuations, and it is impossible to predict its future direction. See “The Nikkei 225—Historical closing levels of the Nikkei 225.”
The warrants are suitable only for sophisticated investors with options-approved accounts
     The AMEX requires that the warrants be sold only to investors with options-approved accounts. In addition, the AMEX requires that its members and member organizations and their registered employees make certain suitability determinations before recommending transactions in warrants. Before making any investment in the warrants, it is important that a prospective investor become informed about and understand the nature of the warrants in general, the specific terms of the warrants and the nature of the Nikkei 225. An investor should understand the consequences of liquidating that investor’s investment in a warrant by exercising it as opposed to selling it. It is especially important for an investor to be familiar with the procedures governing the exercise of the warrants, since the cash settlement value of the warrants will fluctuate over the life of the warrants and a failure to properly exercise a warrant prior to its expiration could result in the loss of the opportunity to realize a cash settlement value that is higher than the cash settlement value that might otherwise be realized on the expiration date. To properly exercise warrants, an investor must know when warrants are exercisable and how to exercise them.
The warrants are not standardized options issued by the Options Clearing Corporation
     The warrants are not standardized stock index options of the type issued by the Options Clearing Corporation (the OCC), a clearing agency regulated by the Securities and Exchange Commission (the SEC). For example, unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, purchasers of the warrants must look solely to Eksportfinans ASA for performance of its obligations to pay the cash settlement value, if any, upon the exercise of the warrants. The warrants are unsecured contractual obligations of Eksportfinans ASA and will rank equally with Eksportfinans ASA’s other unsecured contractual obligations and with its unsecured and unsubordinated debt. In addition, the secondary market for the warrants, if any, is not expected to be as liquid as the market for OCC standardized options.
Many factors affect the market value of the warrants
     The market value of the warrants will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the warrants caused by another factor and that the effect of one factor may compound the decrease in the market value of the warrants caused by another factor. For example, a change in the volatility of the Nikkei 225 may offset some or all of any increase in the market value of the warrants attributable to another factor, such as an increase in the level of the Nikkei 225. We expect that the market value of the warrants will depend substantially on the then current spot Nikkei 225 value and, in particular, whether the then current spot Nikkei 225 value exceeds or does not exceed the spot Nikkei 225 value on the pricing date. We believe that other factors that may also influence the value of the warrants include:
•	the volatility (frequency and magnitude of changes in the level) of the Nikkei 225 and, in particular, market expectations regarding the volatility of the Nikkei 225,

•	interest rates in the U.S. and Japanese markets,

•	the dividend yields of the common stocks included in the Nikkei 225,

•	the relationship between changes in the U.S. dollar/Japanese yen exchange rate and changes in the Nikkei 225,

•	the volatility of the U.S. dollar/Japanese yen exchange rate,

•	our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market,

•	changes that affect the Nikkei 225, such as additions, deletions or substitutions,

•	the time remaining to expiration, and

•	geopolitical, economic, financial, political, regulatory or judicial events as well as other conditions may affect the common stocks included in the Nikkei 225.
     As discussed above, the cash settlement value at any time prior to expiration is typically expected to be less than the warrants’ market value at that time. If you wish to dispose of your warrants, you should consider whether it is preferable at such time to sell your warrants or to exercise your warrants (assuming you hold a sufficient number of warrants to exercise).
Valuation dates may be postponed, which may reduce the cash settlement value
     Any downward movement in the level of the Nikkei 225 between the time a warrantholder exercises its warrants and the time the spot Nikkei 225 value is determined with respect to that exercise (which period will represent one Tokyo business day and, in the case of a postponed valuation date following a market disruption event, may be substantially longer) will result in that warrantholder receiving a cash settlement value that is less than the cash settlement value anticipated by that warrantholder based on the level of the Nikkei 225 most recently reported prior to exercise. However, if following the exercise of warrants (other than upon automatic exercise) the spot Nikkei 225 value for the applicable valuation date is equal to or less than 16,399.39 (the strike level) and the spot Nikkei 225 value for the applicable valuation date has declined by three percent or more from the spot Nikkei 225 value for the Tokyo business day immediately preceding the applicable valuation date, your warrants will be returned to you and you will be permitted to re-exercise your warrants on any subsequent early exercise date, if any.
     If the determination agent determines that a valuation date occurs on a day that is a disrupted day (as defined under “Description of the warrants—Timing of determination of cash settlement value of warrants”), then the valuation date for that warrant will be postponed to the next succeeding index calculation day that is not a disrupted day; provided that, if the valuation date is postponed by eight Tokyo business days but that eighth Tokyo business day following the original valuation date is a disrupted day, then that eighth Tokyo business day will nevertheless be the valuation date, and the determination agent will determine the spot Nikkei 225 value on that eighth Tokyo business day in accordance with the formula and method for calculating the value of the Nikkei 225 or any successor index, as the case may be, last in effect prior to the commencement of the market disruption event, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Tokyo business day of each security most recently comprising the Nikkei 225 or any successor index, as the case may be.
The price of the warrants will exceed that of similar options
     The initial offering price of the warrants and, in particular, the maximum initial offering price of the warrants, will be in excess of the price that a commercial user of options on the Nikkei 225 might pay for a comparable option in a private transaction.
An investment in the securities is subject to risks associated with the Japanese securities markets
     The common stocks underlying the Nikkei 225 have been issued by Japanese companies. An investment in securities linked to the value of Japanese equity securities involves particular risks. The Japanese securities markets may be more volatile than U.S. or other securities markets and market developments may affect Japanese markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the Japanese securities markets, as well as cross shareholdings in Japanese companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about Japanese companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and Japanese companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in Japan are subject to political, economic, financial and social factors that apply in Japan. These factors, which could negatively affect the Japanese securities markets, include the possibility of recent or future changes in the Japanese government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other Japanese laws or restrictions applicable to Japanese companies or investments in Japanese equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Japanese economy may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. The Japanese economy has been troubled by negative or low rates of growth for many years. Many Japanese common stocks have performed poorly over an extended period.
You will not benefit from a strengthening of the Japanese yen versus the U.S. dollar
     Because the cash settlement value, if any, payable in connection with the warrants will be determined by reference to the percentage change of the Nikkei 225, which is denominated in Japanese yen, changes in the actual Japanese yen/U.S. dollar exchange rate will not affect the calculation of the cash settlement value. As a result, if the Japanese yen has strengthened versus the U.S. dollar at the time of the calculation of the cash settlement value of your warrants, any such increase will not be reflected in the cash settlement value. Nevertheless, the Japanese yen/U.S. dollar exchange rate may affect economic and political developments in Japan and other countries which, in turn, may affect the value of the Nikkei 225.
Historical levels of the Nikkei 225 should not be taken as an indication of the future levels of the Nikkei 225 during the term of the warrants
     The trading prices of the stocks underlying the Nikkei 225 will determine the level of the Nikkei 225 at any given time. The stocks underlying the Nikkei 225 have performed differently in the past and are expected to perform differently in the future. As a result, it is impossible to predict whether the level of the Nikkei 225 will rise or fall. Trading prices of the stocks underlying the Nikkei 225 will be influenced by complex and interrelated political, economic, financial and other factors that can affect the issuers of the stocks underlying the Nikkei 225. Therefore, historical levels of the Nikkei 225 should not be taken as an indication of the future levels of the Nikkei 225 during the term of the warrants.
Discontinuation of publication of the Nikkei 225 could adversely affect the value of the warrants
     If publication of the Nikkei 225 is discontinued, the determination agent may select a successor index, or calculate a substitute level comparable to the Nikkei 225, as a substitute for the Nikkei 225. See “Description of the warrants—Discontinuation of the Nikkei 225; Adjustments to the Nikkei 225.”
     Notwithstanding these alternative arrangements, discontinuation of the publication of the Nikkei 225 or any successor index would be expected to adversely affect the market value of, liquidity of and trading in the warrants.
The return on the warrants will not reflect the return on the stocks underlying the Nikkei 225, and you will have no shareholder rights or rights to receive any stock
     NKS calculates the level of the Nikkei 225 by reference to the prices of the common stocks included in the Nikkei 225 without taking account of the value of dividends paid on those stocks. As a result, the return on the warrants will not reflect the return you would realize if you actually owned the stocks included in the Nikkei 225 and received the dividends paid on those stocks. In addition, because investing in the warrants is not equivalent to investing in the Nikkei 225 or the stocks underlying the Nikkei 225, neither you nor any other holder or owner of the warrants will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the stocks underlying the Nikkei 225. If exercised, the warrants will be paid only in cash, and you will have no rights to receive delivery of any stocks underlying the Nikkei 225 or dividends.

Adjustments to the Nikkei 225 could adversely affect the value of the warrants
     The policies of NKS concerning additions, deletions and substitutions of the securities underlying the Nikkei 225 and the manner in which NKS takes account of certain changes affecting the underlying securities may affect the value of the Nikkei 225. The policies of NKS with respect to the calculation of the Nikkei 225 could also affect the value of the Nikkei 225. NKS may discontinue or suspend calculation or dissemination of the Nikkei 225 or materially alter the methodology by which it calculates the Nikkei 225. Any such actions could affect the value of the warrants. See “Description of the warrants—Discontinuance of the Nikkei 225; Adjustments to the Nikkei 225” and “The Nikkei 225.”
We have no affiliation with the Index Sponsor and are not responsible for its public disclosure of information
     Eksportfinans ASA and its affiliates are not affiliated with the Index Sponsor in any way (except for licensing arrangements discussed below under “The Nikkei 225”) and have no ability to control or predict any of its actions, including any errors in or discontinuation of disclosure regarding any of their methods or policies relating to the calculation of the level of the Nikkei 225. The Index Sponsor is not involved in the offer of the warrants in any way and has no obligation to consider your interest as an owner of warrants in taking any actions that might affect the value of your warrants.
     We have derived the information about the Index Sponsor and the Nikkei 225 in this prospectus supplement from publicly available information, without independent verification. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the Index Sponsor, the Nikkei 225 or any issuers of the stocks underlying the Nikkei 225. You, as an investor in the warrants, should make your own investigation into the Index Sponsor and the Nikkei 225 to the extent required, in your judgment, to allow you to make an informed decision with respect to your investment in the warrants.
There may not be an active trading market for the warrants
     It is not possible to predict how the warrants will trade in the secondary market or whether the market will be liquid or illiquid. If the warrants are subsequently delisted from, or permanently suspended from trading on, the AMEX, the warrants may not be listed or displayed on any other securities exchange, the Nasdaq Stock Market or any electronic communications network, in which case it is possible that no active trading market for the warrants will exist. If the warrants are not subsequently listed or quoted on another organized securities market in the United States within five New York business days of the effective date of any such delisting or trading suspension, warrants not previously exercised will be deemed automatically exercised on that fifth New York business day. It is not possible to predict whether a secondary market for the warrants will develop. If there is a secondary market, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your warrant in any secondary market could be substantial. If you sell your warrants prior to the expiration date, you may have to do so at a discount from the initial public offering price, and, as a result, you may suffer substantial losses. Wachovia Capital Markets, Inc., has indicated that it currently intends to make a market in the warrants, but it is not required to do so. Wells Fargo Securities, LLC has indicated that it does not intend to make a market in the warrants. To the extent warrants are exercised, the number of warrants outstanding will decrease, resulting in a decrease in the liquidity of the warrants. In addition, during the life of the warrants, Wachovia Capital Markets, Inc. or its affiliates may from time to time purchase and exercise the warrants, resulting in a decrease in the liquidity of the warrants.
There may be conflicts of interest between you and the determination agent or its affiliates
     Potential investors should be aware that Wachovia Bank, National Association, in its capacity as determination agent, is under no obligation to take the interests of the warrantholders into consideration when determining the spot Nikkei 225 value and the cash settlement value, or other related matters such as determining whether a market disruption event has occurred or is continuing on a valuation date for the warrants, determining whether the spot Nikkei 225 value will be calculated with reference to a successor index or a substitute level for the Nikkei 225, or calculating any substitute level for the Nikkei 225, each as described herein. Wachovia Bank, National Association or one or more of its affiliates will also be the hedging counterparty with whom we will hedge our obligations under the warrants. Accordingly, under certain circumstances, conflicts of interest may arise between Wachovia Bank, National Association’s responsibilities as determination agent with respect to the warrants and its obligations under our hedging transactions.

There may be conflicts of interest between you and the underwriters or their affiliates
     The underwriters and their affiliates may from time to time engage in transactions involving the component stocks of the Nikkei 225 or any successor index (which we refer to as the underlying stocks) for their proprietary accounts and for other accounts under their management, which may influence the value of those underlying stocks and therefore the value of the warrants. See “Use of proceeds and hedging.”
     The underwriters and their affiliates may, at present or in the future, engage in business with the issuers of the underlying stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the interests of the underwriters or their respective affiliates and your interests as a beneficial owner of warrants. Moreover, the underwriters’ or their affiliates may from time to time publish, research reports with respect to some or all of the issuers of the underlying stocks and with respect to the Nikkei 225 or any successor index itself. Any of these activities by the underwriters or any of their affiliates may affect the value of the Nikkei 225 or any successor index and, therefore, the market value of the warrants and the cash settlement value.
Trading and other transactions by Wachovia Bank, National Association or one or more of its affiliates, our hedging counterparty, in securities linked to the stocks underlying the Nikkei 225 may impair the value of the warrants
     Our hedging counterparty, either directly or through its affiliates or its hedge counterparties which hedge counterparties may include certain underwriters, may hedge its obligations under the hedging arrangement that it expects to enter into with us relating to the warrants by purchasing some or all of the underlying stocks, options or futures on the Nikkei 225 or any successor index or underlying stocks or other instruments linked to the Nikkei 225, any successor index or the underlying stocks, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the valuation dates. Any of these hedging activities may adversely affect the value of the Nikkei 225 or any successor index—directly or indirectly by affecting the prices of the underlying stocks—and therefore the market value of your warrants and the cash settlement value. It is possible that our hedging counterparty could receive substantial returns with respect to these hedging activities while the value of the warrants declines.
     Our hedging counterparty, either directly or through its affiliates or its hedge counterparties which hedge counterparties may include certain underwriters, may also engage in trading in one or more of the underlying stocks or instruments whose returns are linked to the Nikkei 225, any successor index or the underlying stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions on behalf of customers. Any of these activities could adversely affect the value of the Nikkei 225 or any successor index—directly or indirectly by affecting the price of the underlying stocks—and, therefore, the market value of the warrants and the cash settlement value. We may also issue, and our hedging counterparty may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the value of the Nikkei 225, any successor index or one or more of the underlying stocks. By introducing competing products into the marketplace in this manner, we or our hedging counterparty could adversely affect the market value of your warrants and the cash settlement value. See “Use of proceeds and hedging” below for further details.
The inclusion of commissions and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices
     Assuming no change in market conditions or any other relevant factors, the price, if any, at which affiliates of our hedging counterparty or its hedging counterparties are willing to purchase the warrants in secondary market transactions will likely be lower than the initial public offering price of the warrants and, in particular, the maximum initial offering price of the warrants, since the initial public offering price included, and secondary market prices are likely to exclude, commissions paid with respect to the warrants, as well as some or all of the projected profit included in the cost of hedging our obligations under the warrants. In addition, any such prices may differ from values determined by pricing models used by our hedging counterparty, as a result of dealer discounts, mark-ups or other transactions.

If you fail to comply with the conditions for exercise of your warrants you may not be able to exercise your warrants on the date you wish to exercise them
     To validly exercise warrants, you must direct your broker, who may in turn need to direct a participant, to cause the warrants held by DTC on your behalf to be transferred to the warrant agent and to notify us on your behalf, through normal clearing system channels, of your election to exercise the warrants at or prior to 11:00 a.m., New York City time, on the related early exercise date. To ensure that the warrants and notification will be received by the warrant agent at or prior to such time, you must give the appropriate directions to your broker before the broker’s (and, if that broker is not a participant, the applicable participant’s) deadline for accepting exercise instructions from customers. Different brokerage firms may have different deadlines for accepting and implementing exercise instructions from their customers. Therefore, you should consult with your broker or other intermediaries, if applicable, as to applicable deadlines and other exercise mechanics. See “Description of the warrants —Exercise of warrants.” If you have not satisfied all of the requirements for the exercise of your warrants by 11:00 a.m., New York City time, on the related early exercise date, your exercise of warrants will not be valid and you will not be able to exercise your warrants until the next early exercise date, if any.
     You may exercise no fewer than 100,000 warrants at any one time, except in the case of automatic exercise. Accordingly, except in the case of automatic exercise of the warrants, a holder with fewer than 100,000 warrants will need either to sell such warrants or purchase additional warrants, thereby incurring transaction costs, in order to realize such investment in the warrants.

USE OF PROCEEDS AND HEDGING
     The net proceeds from the sale of the warrants will be used by us for general corporate purposes pending exercise or expiration of the warrants.
     In connection with the offering and sale of the warrants by us, we will enter into a hedging arrangement with Wachovia Bank, National Association or one or more of its affiliates, which we refer to as our hedging counterparty, in order to hedge our obligations under the warrants. Under the terms of that hedging arrangement, upon the settlement of warrants, whether upon early exercise or expiration, we will make a payment to our hedging counterparty equal to the total amount of net proceeds we received in respect of the issuance of such warrants, plus certain financing charges, and our hedging counterparty will make a payment to us equal, in aggregate, to any amounts payable by us under the warrants. The initial public offering price of the warrants includes the cost of hedging our obligations under the warrants (as well as commissions paid to the underwriters in connection with the sale of the warrants). In connection with this hedging arrangement, we expect our hedging counterparty to enter into separate hedging agreements with third parties, including Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. is an affiliate of Wells Fargo Securities, LLC, one of the underwriters of this offering. The aggregate value of any such additional hedging transactions with Wells Fargo Bank, N. A. will in no event exceed 5% of the net offering proceeds to us from the sale of the warrants.
     We understand that shortly prior to, at or shortly following the initial offering of the warrants, our hedging counterparty, either directly or through its affiliates or its hedge counterparties, may take actions to manage its anticipated exposure in connection with the hedging arrangement relating to the warrants by taking positions in:
•	futures or options contracts listed on the SIMEX, the TSE, the OSE or the Chicago Mercantile Exchange linked to the Nikkei 225,

•	options listed on the AMEX linked to the American Stock Exchange Japan Index,

•	over-the-counter options linked to the Nikkei 225,

•	the component stocks of the Nikkei 225, and/or

•	other available securities and instruments.
To the extent entered into, we expect that these transactions will be carried out in a manner designed to minimize any impact on the prices of the underlying stocks. Purchase activity in these instruments could potentially increase the prices of the underlying stocks, and therefore the strike level of the warrants. Although we have no reason to believe that this hedging activity will have such an impact, it is possible that hedging activities will affect the prices of the underlying stocks. We have been advised by our hedging counterparty that our hedging counterparty, or its affiliates, expects to modify its hedge position throughout the life of the warrants by purchasing and selling the securities and instruments listed above and other available securities and instruments, and that its hedge counterparties may take similar actions.

CAPITALIZATION
Capitalization and indebtedness
     The following table presents our consolidated capitalization in accordance with Norwegian GAAP as of September 30, 2006. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F/A filed with the SEC on August 29, 2006. This table does not reflect issuances of securities since September 30, 2006, including an issuance on October 26, 2006 of $1,000,000,000 of 5.125% Notes due 2011 (the October 26 Issuance). Other than in respect of the October 26 Issuance, there have been no material changes to our consolidated capitalization since September 30, 2006.

	As of
	September 30, 2006
	NOK	U.S.$
	(in millions) (unaudited)
Commercial debt (including current portion of bond debt) *	58,463.4	8,987.9

Long-term debt (excluding current portions)
Bonds	91,919.1	14,131.2
Subordinated debt	1,313.8	202.0

Total long-term debt	93,232.9	14,333.2

Capital contribution securities	604.0	92.9

Shareholders’ equity
Share capital (nominal value NOK 10,500 per share shares authorized and outstanding 151,765)	1,593.5	245.0
Other equity	821.2	126.2
Share premium reserve	162.5	25.0
Net income for the period	182.2	28.0
Total shareholders’ equity	2,759.4	424.2

Total capitalization	155,059.7	23,838.1

*	All our debt is unsecured and unguaranteed.
For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 6.5047 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on September 30, 2006.
Pricing
     The initial public offering price for the warrants was determined by negotiations between us and the representatives of the underwriters. The initial public offering price for the warrants is not higher than the price recommended by Wells Fargo Securities, LLC, as qualified independent underwriter. Among the factors considered in determining the initial public offering price for the warrants was the closing price of the Nikkei 225 on the pricing date, information based on options pricing methods and models used for pricing similar transactions and market prices. The initial public offering price includes, and secondary market prices are likely to exclude, commissions paid with respect to the warrants, as well as some or all of the projected profit included in the cost of hedging our obligations under the warrants.

DESCRIPTION OF THE WARRANTS
General
     The warrants will be issued pursuant to a warrant agreement (the warrant agreement), to be dated as of November 3, 2006, among Eksportfinans ASA, Citibank N.A., as warrant agent, and Wachovia Bank, National Association, as determination agent. The warrants will be issued in book-entry form and held of record by the nominees of DTC. In turn, the outstanding warrants are recorded on DTC’s books in the names of participants. The following summaries of certain provisions of the warrants and the warrant agreement do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the warrant agreement (including the form of global warrant certificate attached as an exhibit thereto). The warrant agreement will be available from the warrant agent by contacting its office, which is currently located at 388 Greenwich Street, 14th Floor, New York, NY 10013, during the warrant agent’s normal business hours.
     The aggregate number of warrants to be issued is 2,250,000.
     A warrant will not entitle or require a warrantholder to purchase or take delivery from us of any shares of any of the underlying stocks or any other securities. The warrants will not entitle the warrantholders to any of the rights of holders of any of the underlying stocks or any other securities. We are under no obligation to, nor will we, sell or deliver to any warrantholder any shares of any of the underlying stocks or any other securities in connection with the exercise of any warrants. Following exercise of a warrant, we will make only a U.S. dollar cash payment in an amount equal to the cash settlement value, if any, of that warrant. Warrantholders will not receive any interest on any cash settlement value.
Cash settlement value
     Each warrant entitles the warrantholder to receive, upon exercise (including automatic exercise), the cash settlement value of that warrant on the applicable cash settlement date. The cash settlement value of an exercised warrant (including warrants automatically exercised) will be in an amount in U.S. dollars equal the greater of (i) $0 and (ii) the notional amount of the warrants multiplied by the change, expressed as a percentage, in the spot Nikkei 225 value from the pricing date to the applicable valuation date. The notional amount of the warrants is the amount of Nikkei 225 exposure that each warrant effectively controls, which was established on the pricing date. The notional amount of the warrants is $52.00 per warrant. The cash settlement value will be rounded down to the nearest cent. The percentage change in the spot Nikkei 225 value from the pricing date to the applicable valuation date is described by the following formula:

spot Nikkei 225 value VD — spot Nikkei 225 value PD
spot Nikkei 225 value PD
          where:
spot Nikkei 225 value VD is the spot Nikkei 225 value on the applicable valuation date, and spot Nikkei 225 value PD is 16,399.39, the spot Nikkei 225 value on the pricing date. The spot Nikkei 225 value PD is also referred to as the strike level.
     The spot Nikkei 225 value for any date means the closing value (afternoon session) on that date of the Nikkei 225 or any successor index.
Hypothetical cash settlement values on exercise
     Set forth below is a table that provides a range of cash settlement values of a hypothetical warrant with a hypothetical notional amount of the warrants of $52.00 and a hypothetical strike level of 16,399.39 at various hypothetical spot Nikkei 225 values. The illustrative hypothetical cash settlement values in the table do not reflect any “time value” for a warrant, which may be reflected in the trading value of the warrants, and are not necessarily indicative of potential profit or loss, which are also affected by purchase price and transaction costs. The hypothetical cash settlement values in the table have been rounded to two decimal places.

Hypothetical cash
Hypothetical	settlement value
spot Nikkei 225 value	of warrant
14,500.00	$0.00
15,000.00	$0.00
15,500.00	$0.00
16,399.39	$0.00
16,500.00	$0.32
17,000.00	$1.90
17,500.00	$3.49
18,449.31	$6.50
18,500.00	$6.66
19,000.00	$8.25
19,500.00	$9.83
20,000.00	$11.42
20,500.00	$13.00
21,000.00	$14.59
21,500.00	$16.17
22,000.00	$17.76
22,500.00	$19.34
     The hypothetical cash settlement value will be zero for any hypothetical spot Nikkei 225 value equal to or less than 16,399.39, the hypothetical strike level referred to above. See also the hypothetical examples of the calculation of the cash settlement value above under “Summary—What will I receive with respect to the warrants that I exercise (or upon automatic exercise of the warrants)—Hypothetical examples.”
Exercise of warrants
     The warrants will be exercisable at the option of a holder once every three months beginning in January 2007 and ending in July 2008, subject to postponement as described under “—Timing of determination of cash settlement value of warrants,” and will expire on October 20, 2008 (the expiration date). All warrants outstanding on the expiration date will be automatically exercised on the expiration date.
     You may exercise warrants once every three months by causing:
•	such warrants to be transferred free to the warrant agent on the records of DTC in accordance with DTC’s Deposit/Withdrawal at Custodian procedures; and

•	a notice of exercise to be received by the warrant agent from DTC pursuant to normal clearing system procedures, prior to 11:00 a.m., New York City time, on the 20th day of each January, April, July and October beginning in January 2007 and ending in July 2008 or, if any of those days is not a New York business day, the next day that is a New York business day (each such date, an early exercise date).
     To ensure that the warrants and related notice will be transferred to the warrant agent before 11:00 a.m., New York City time, on a given early exercise date, a holder of a beneficial interest in a warrant may need to give exercise instructions to its broker or other intermediary substantially earlier than 11:00 a.m., New York City time, on that day. Different brokerage firms may have different deadlines for accepting and implementing exercise instructions from their customers. Therefore, investors holding beneficial interests in the warrants should consult with their brokers and other intermediaries, if applicable, as to applicable deadlines and other exercise mechanics. If all conditions necessary to exercise warrants are not satisfied prior to 11:00 a.m., New York City time on any early exercise date, the exercise will not be valid.

     Not later than 5:00 p.m., New York City time, on the applicable valuation date (or, if such valuation date is not a New York business day, on the New York business day next succeeding that valuation date), the determination agent shall determine the cash settlement value for an exercised warrant (including upon automatic exercise) based on the spot Nikkei 225 value on such valuation date and notify the warrant agent of that cash settlement value. The determination agent will not be responsible for good faith errors or omissions in determining or disseminating information regarding the spot Nikkei 225 value or determining the cash settlement value for a warrant.
     Except in the case of warrants subject to automatic exercise, if on any valuation date the spot Nikkei 225 value for that valuation date is equal to or less than 16,399.39 (the strike level) and the spot Nikkei 225 value for that valuation date has declined by three percent or more from the spot Nikkei 225 value for the Tokyo business day immediately preceding that valuation date, your warrants will be returned to you and you will be permitted to re-exercise your warrants on any subsequent early exercise date, if any.
Minimum exercise amount
     No fewer than 100,000 warrants may be exercised by or on behalf of any one holder or beneficial owner of warrants at any one time (other than upon automatic exercise). Accordingly, investors with fewer than 100,000 warrants who wish to dispose of their warrants will need either to sell their warrants in the secondary market, if any, or to purchase a sufficient number of additional warrants in order to exercise their warrants, thereby incurring transaction costs. Warrants held through one participant may not be combined with warrants held through another participant in order to satisfy the 100,000 warrant minimum exercise requirement. Warrants held on behalf of different beneficial owners may not be combined in order to satisfy the 100,000 warrant minimum exercise requirement.
Timing of determination of cash settlement value of warrants
     The valuation date for a warrant will be:
•	in the case of exercise on an early exercise date, the index calculation day immediately following the early exercise date; or

•	in the case of automatic exercise on the expiration date, the index calculation day immediately following the expiration date, provided, however, that if the determination agent determines that such index calculation day occurs on a day that is a disrupted day (as defined below), then the valuation date will be postponed until the next succeeding index calculation day that is not a disrupted day; provided that in no event will the valuation date be postponed by more than eight Tokyo business days. If the valuation date is postponed by eight Tokyo business days but that eighth Tokyo business day following the original valuation date is a disrupted day, then that eighth Tokyo business day will nevertheless be the valuation date, and the determination agent will determine the spot Nikkei 225 value on that eighth Tokyo business day in accordance with the formula and method for calculating the value of the Nikkei 225 or any successor index, as the case may be, last in effect prior to the commencement of the market disruption event, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Tokyo business day of each security most recently comprising the Nikkei 225 or any successor index, as the case may be.
     A disrupted day means any trading day on which a relevant exchange or related exchange fails to open for trading during its regular trading session or on which a market disruption event (as defined below) has occurred with respect to the Nikkei 225 or any successor index.
     A trading day means any day on which each exchange and related exchange is scheduled to be open for its respective trading sessions.
     An exchange means the primary organized exchange or quotation system for trading any securities included in the Nikkei 225 or any successor index and any successor to any exchange or quotation system or any substitute exchange or quotation system to which trading in any securities underlying the Nikkei 225 or any successor index has temporarily relocated (provided that the determination agent has determined that there is comparable liquidity relative to the securities underlying the Nikkei 225 or any successor index on the substitute exchange or quotation system as on the original exchange).
     A related exchange means each exchange or quotation system on which futures or options contracts relating to the Nikkei 225 or any successor index are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the Nikkei 225 or any successor index has temporarily relocated (provided that the determination agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the Nikkei 225 or any successor index on the temporary substitute exchange or quotation system as on the original related exchange).
     The Nikkei 225 is compiled and published by NKS each minute during each index calculation day based on the most recent official closing prices of each of the underlying stocks as reported by the TSE. Due to time differences, trading on the TSE occurs when the AMEX is closed for business.
Settlement
     The cash settlement date in respect of any exercise of warrants or the automatic exercise of the warrants on the expiration date will be the later of (i) the 30th day of the month in which the early exercise date or expiration date falls, as applicable (or if that day is not a New York business day, the next day that is a New York business day) and (ii) the fourth New York business day following the valuation date relating to the exercise date or expiration date, as applicable. Following each exercise of warrants (including upon automatic exercise), we will be required to make available to the warrant agent, no later than 3:00 p.m., New York City time, on the cash settlement date, same day funds in an amount sufficient to pay the aggregate cash settlement value of the validly exercised warrants or automatically exercised warrants, as the case may be. If we have made those funds available to the warrant agent by that time, the warrant agent will be responsible for making a payment to DTC on such cash settlement date in an amount equal to the aggregate cash settlement value of those warrants. DTC will be responsible for disbursing such payment to each appropriate participant and that participant will be responsible for disbursing those payments to the beneficial owners of warrants that it represents and to each brokerage firm for which it acts as agent. Each such brokerage firm will be responsible for disbursing payments to the beneficial owners of warrants it represents.
Illustration of timing of exercise date, valuation date and cash settlement date
     The following is an illustration of the timing of an exercise date and the ensuing valuation date and cash settlement date assuming (i) that all relevant dates are valid New York business days and index calculation days and (ii) the absence of any intervening market disruption event. With respect to the early exercise date in January 2007, if the warrant agent receives a warrantholder’s notice of exercise at or prior to 11:00 a.m. New York City time, on Monday, January 22, 2007 (the first New York business day following January 20, 2007, which falls on a Saturday), the exercise date for those warrants will be January 22, 2007 and the valuation date for those warrants will be Tuesday, January 23, 2007. The spot Nikkei 225 value used to determine the cash settlement value, if any, of those warrants will be the closing level of the Nikkei 225 (or any successor index) on January 23 (i.e., the level at the close of trading on the TSE on January 23, which, because of the time zone difference, occurs prior to the opening of business in New York on January 23). The cash settlement date for those warrants will be Tuesday, January 30, 2007.
Discontinuation of the Nikkei 225; Adjustments to the Nikkei 225
     If the Index Sponsor discontinues publication of the Nikkei 225 but another entity not affiliated with the determination agent and acceptable to the determination agent (a third party publisher) begins publishing the Nikkei 225, then for any date thereafter the Nikkei 225 as published by such third party publisher will be used for all purposes going forward, including for the purposes of calculating the spot Nikkei 225 value and the cash settlement value as described above under “—Cash settlement value” and determining whether a market disruption event exists.
     If the Index Sponsor or any third party publisher discontinues publication of the Nikkei 225 and the Index Sponsor or a third party publisher publishes a successor or substitute index that the determination agent determines, in its sole discretion, to be comparable to the Nikkei 225 (a successor index), then, upon the determination agent’s notification of any such determination to us and the warrant agent, the successor index will be used as a substitute for the Nikkei 225 for all purposes going forward, including for the purposes of calculating the spot Nikkei 225 value and the cash settlement value as described above under “—Cash settlement value” and determining whether a market disruption event exists as described below under “—Market disruption events”, even if the Index Sponsor or a third party publisher elects to begin republishing the Nikkei 225, unless the determination agent in its sole discretion decides to use such republished Nikkei 225. Upon any selection by the determination agent of a successor index, we shall cause notice to be given to holders of the warrants.
     If the Index Sponsor or a third party publisher discontinues publication of the Nikkei 225 or any successor index, as applicable, and the determination agent determines that no other successor index is available at that time, then on each trading day until the earlier to occur of:
•	the valuation date in connection with the automatic exercise of the warrants; or

•	a determination by the determination agent that a successor index is available, the determination agent will calculate a substitute level for the Nikkei 225 or the successor index in accordance with the procedures last used to calculate the level of the Nikkei 225 or the successor index, as applicable, before such discontinuation but using only those securities that comprised the Nikkei 225 or the successor index, as applicable, prior to the discontinuation. If the determination agent calculates a level as a substitute for the Nikkei 225 or any successor index as described above, such level will be used as a substitute for the Nikkei 225 or the successor index for all purposes going forward, including for the purposes of calculating the spot Nikkei 225 value and the cash settlement value as described above under “—Cash settlement value” and determining whether a market disruption event exists, even if the Index Sponsor or a third party publisher elects to begin republishing the Nikkei 225 or any successor index, as applicable, unless the determination agent in its sole discretion decides to use such republished Nikkei 225 or successor index. The determination agent will cause notice of each level to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation in New York City, and arrange for information with respect to these levels to be made available by telephone.
     Notwithstanding these alternative arrangements, discontinuation of the publication of the Nikkei 225 or any successor index would be expected to adversely affect the market value of, liquidity of and trading in the warrants.
     If at any time the formula for, or method of calculating, the level of the Nikkei 225 or the level of any successor index changes in any material respect, or if the Nikkei 225 or such successor index is in any other way modified so that the Nikkei 225 or the successor index does not, in the opinion of the determination agent, fairly represent the level of the Nikkei 225 or the successor index had those changes or modifications not been made, then, from and after that time, the determination agent shall, at the close of business in The City of New York, NY, on each valuation date that the closing level (afternoon session) of the Nikkei 225 or the successor index is to be calculated, make any adjustments as, in the good faith judgment of the determination agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Nikkei 225 or the successor index, as the case may be, as if those changes or modifications had not been made, and calculate the closing level (afternoon session) with reference to the Nikkei 225 or the successor index, as so adjusted. For example, if the method of calculating the Nikkei 225 or a successor index is modified and has a diluting or concentrative effect on the level of the Nikkei 225 or successor index, e.g., due to a split, then the determination agent shall adjust the Nikkei 225 or successor index in order to arrive at a level of the Nikkei 225 or successor index as if it had not been modified, e.g., as if a split had not occurred.
     Neither we nor the determination agent will have any responsibility for good faith errors or omissions in calculating or disseminating information regarding the Nikkei 225 or any successor index, or as to adjustments or calculations by the determination agent (as provided above) in order to arrive at the level of the Nikkei 225 or any successor index.
Market disruption events
     A market disruption event with respect to the Nikkei 225 or any successor index, as determined by the determination agent in its sole discretion, means (i) a relevant exchange or any related exchange fails to open for trading during its regular trading session or (ii) the occurrence or existence of any of the following events:

•	a trading disruption, if the determination agent determines it is material, at any time during the one-hour period that ends at the close of trading for a relevant exchange or related exchange,

•	an exchange disruption, if the determination agent determines it is material, at any time during the one-hour period that ends at the close of trading for a relevant exchange or related exchange, or

•	an early closure,
provided that such events will not be deemed market disruption events if the determination agent determines in its sole discretion that any such event has not materially interfered with the ability of our hedging counterparty to unwind or adjust all or a material portion of its hedge position with respect to the warrants.
     The following events will not be market disruption events:
•	a limitation on the hours or number of days of trading on a relevant exchange or any related exchange, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the option or futures contracts relating to the Nikkei 225 or any successor index or any of the component stocks included in the Nikkei 225 or any successor index.
For the purposes of determining whether a market disruption event with respect to the Nikkei 225 or any successor index exists at any time, if a market disruption event occurs in respect of a security included in the Nikkei 225 or any successor index at any time, then the relevant percentage contribution of that security to the level of the Nikkei 225 or any successor index shall be based on a comparison of (i) the portion of the level of the Nikkei 225 or any successor index attributable to that security and (ii) the overall level of the Nikkei 225 or any successor index, in each case immediately before the occurrence of the market disruption event.
     A trading disruption means any suspension of or limitation imposed on trading by the relevant exchange or related exchange or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchange or related exchange or otherwise, (i) relating to securities that comprise 20 percent or more of the level of the Nikkei 225 or any successor index or (ii) in options contracts or futures contracts relating to the Nikkei 225 or any successor index on any relevant related exchange.
     An exchange disruption means any event (other than a scheduled early closure) that disrupts or impairs (as determined by the determination agent in its sole discretion) the ability of market participants in general to (i) effect transactions in or obtain market values on any relevant exchange or related exchange in securities that comprise 20 percent or more of the level of the Nikkei 225 or any successor index or (ii) effect transactions in options contracts or futures contracts relating to the Nikkei 225 or any successor index on any relevant related exchange.
     An early closure means the closure on any exchange business day of any relevant exchange relating to securities that comprise 20 percent or more of the level of the Nikkei 225 or any successor index or any related exchange prior to its normally scheduled closing time unless the earlier closing time is announced by that exchange or related exchange at least one-hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange or related exchange on that exchange business day and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on that exchange business day.
     An exchange business day means any trading day on which each exchange and related exchange is open for business during its regular trading session, notwithstanding any exchange or related exchange closing prior to its scheduled weekday closing time, without regard to after hours or other trading outside its regular trading session hours.
     Certain market disruption events may be events that would tend to decrease the level of the Nikkei 225 and any successor index and accordingly decrease the cash settlement value for the warrants following the occurrence of any such market disruption event. However, as a result of any postponed exercise as described above, warrantholders would not receive such cash settlement value, but would receive instead a cash settlement value determined as of a later date. In any such case, any immediate impact of the related market disruption event on the Nikkei 225 or any successor index may have been negated by interim market and other developments and, as a result of any such postponement, the cash settlement value actually received by warrantholders may be substantially different than the otherwise applicable cash settlement value if the valuation of the warrants had not been postponed.
Form of warrants
     Upon issuance, the warrants will be represented by fully registered global warrants deposited with, or on behalf of DTC, as depositary, and registered in the name of a nominee of DTC. Accordingly, we will recognize only DTC’s nominee as the holder of the warrants.
     Except in certain limited circumstances described in the prospectus under “Description of the warrants—Global securities—Certificates in registered form,” and except in the event of certain bankruptcy or insolvency events involving us, ownership of the warrants in certificated form will not be available to investors.
Listing
     The warrants have been approved for listing on the AMEX, subject to official notice of issuance. The trading symbol for the warrants on the AMEX is “NKI.WS.” If the warrants are subsequently delisted from, or permanently suspended from trading on, the AMEX, the warrants may not be listed or displayed on any other securities exchange, the Nasdaq Stock Market or any electronic communications network. We make no representation that the warrants will remain listed for the entire term of the warrants.
Delisting of warrants
     In addition to the exercise events specified above under “—Exercise of warrants”, if, prior to the expiration date, the warrants are delisted from, or permanently suspended from trading on (within the meaning of the Securities Exchange Act of 1934) the AMEX, and subsequent to such delisting or trading suspension the warrants are not listed or quoted on another organized securities market in the United States within five New York business days of the effective date of such delisting or trading suspension, warrants not previously exercised will be deemed automatically exercised on that fifth New York business day (such day, the delisting automatic exercise date).
     In such event, for each warrant not previously exercised, you will receive the greater of (i) the cash settlement value of such automatically exercised warrants, if any, (calculated as if such delisting automatic exercise date were the expiration date) and (ii) the market value of the warrants on the valuation date, as determined by the Determination Agent as if the warrants had not been required to be automatically exercised. The cash settlement date for such automatically exercised warrants will be the fifth New York business day after the valuation date. We will notify warrantholders as soon as practicable of any such delisting or trading suspension.

THE NIKKEI 225
General
     We have obtained all information regarding the Nikkei 225 contained in this prospectus supplement, including its makeup, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, NKS. NKS has no obligation to continue to publish, and may discontinue publication of the Nikkei 225 at any time. We make no representation or warranty as to the accuracy or completeness of such information.
     The Nikkei 225 measures the composite price performance of selected Japanese stocks and is calculated, published and disseminated by NKS. The Nikkei 225 is currently based on 225 underlying stocks trading on the TSE, and represents a broad cross-section of Japanese industry. See Appendix B hereto for a list of the 225 underlying stocks as of October 3, 2006. All 225 of the underlying stocks are listed on the First Section of the TSE, which are the most actively traded stocks on the TSE.
Computation of the Nikkei 225
     The Nikkei 225 is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Nikkei 225 by multiplying the per share price of each stock underlying the Nikkei 225 by the corresponding weighting factor for that stock, calculating the sum of all these products and then dividing that sum by a divisor. The divisor, which in 1950 was retroactively set to the May 17, 1949 level of 225, was 24.29 as of September 29, 2006 and is subject to periodic adjustments, as described below. The weighting factor for each underlying stock is computed by dividing ¥50 by the par value of that stock, so that the share price of underlying stock when multiplied by its weighting factor corresponds to a share price based on a uniform par value of ¥50. Each weighting factor represents the number of shares of the related stock underlying the Nikkei 225 that are included in one trading unit of the Nikkei 225. The stock prices used in the calculation of the Nikkei 225 are those reported by a primary market for the stock underlying the Nikkei 225, which is currently the TSE. The level of the Nikkei 225 is calculated once per minute during TSE trading hours.
     In order to maintain continuity in the level of the Nikkei 225 in the event of certain changes affecting the stocks underlying the Nikkei 225, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 is adjusted in a manner designed to prevent any change or discontinuity in the level of the Nikkei 225. The divisor remains at the new value until a further adjustment is necessary as a result of another change. As a result of each change affecting any stock underlying the Nikkei 225, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable weighting factor and divided by the new divisor will equal the level of the Nikkei 225 immediately prior to the change.
Modifications to the stocks underlying the Nikkei 225
     As previously mentioned, all 225 of the underlying stocks that comprise the Nikkei 225 are listed on the First Section of the TSE. Domestic stocks admitted to the TSE are assigned either to the First Section, Second Section or Mothers Section. Stocks listed in the First Section are among the most actively traded stocks on the TSE. At the end of each business year, the TSE examines each First Section stock to determine whether it continues to meet the criteria for inclusion in the First Section and each Second Section stock to determine whether it may qualify for inclusion in the First Section.
     Stocks underlying the Nikkei 225 may be deleted or added by NKS. However, to maintain continuity in the Nikkei 225, the policy of NKS is generally not to alter the composition of the stocks underlying the Nikkei 225 except when a stock underlying the Nikkei 225 is deleted in accordance with the following criteria:
     Any stock underlying the Nikkei 225 becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the stocks underlying the Nikkei 225: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock because of excess debt of the issuer or because of any other reason; transfer of an underlying stock to the “Seiri Post” (the Liquidation Post); transfer of the underlying stock to the Second Section of the TSE; and, in some cases, transfer of an underlying stock to the “Kanri Post” (the Post for stocks under supervision and, therefore, candidates for deletion). In addition, those underlying stocks with relatively low liquidity based on trading volume and price fluctuation over the past five years may be deleted by NKS. Upon deletion of a stock underlying the Nikkei 225, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted stock. Until such replacement, the Nikkei 225 will be calculated with the stocks underlying the Nikkei 225 less the deleted stock.
     A list of the issuers of the stocks underlying the Nikkei 225 is available from the NKS Economic Electronic Databank System and from NKS directly. NKS may delete, add or substitute any stock underlying the Nikkei 225.
The Tokyo Stock Exchange
     The Tokyo Stock Exchange is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours for TSE-listed stocks are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m. (the afternoon session), Tokyo time, Monday through Friday.
     Due to time zone differences, on any normal trading day the TSE will close before the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 on any particular business day will generally be available in the United States by the opening of business on that business day.
     The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special offer quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 may be limited by price limitations, special quotes or by suspension of trading in stocks underlying the Nikkei 225, and these limitations may, in turn, adversely affect the value of the warrants. See “Description of the warrants—Market disruption events.”
Historical closing levels of the Nikkei 225
     Since its inception, the level of the Nikkei 225 has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the Nikkei 225 during any period shown below is not an indication that the closing level of the Nikkei 225 is more or less likely to increase or decrease at any time during the term of the warrants. The historical Nikkei 225 levels do not give an indication of future levels of the Nikkei 225. We do not make any representation to you as to the performance of the Nikkei 225.
     We obtained the closing levels of the Nikkei 225 listed below from Bloomberg Financial Markets, without independent verification. The actual level of the Nikkei 225 at or near any exercise of warrants may bear little relation to the historical levels shown below.
     NKS first calculated and published the Nikkei 225 in 1970. The following table sets forth the published high and low closing levels of the Nikkei 225 and the level of the Nikkei 225 at the end of each quarter from January 1, 2001, through September 30, 2006, and for the period from October 1, 2006, through October 31, 2006. On October 31, 2006, the closing level of the Nikkei 225 was 16,399.39. This historical data on the Nikkei 225 is not indicative of the future levels of the Nikkei 225 or what the market value of the securities may be. Any historical upward or downward trend in the level of the Nikkei 225 during any period set forth below is not any indication that the level of the Nikkei 225 is more or less likely to increase or decrease at any time during the term of the warrants.

Quarterly High, Low and Closing Levels of the Nikkei 225

		High Closing	Low Closing	Quarter – End
Quarter – Start	Quarter – End	Level of the	Level of the	Closing Level
Date	Date	Nikkei 225	Nikkei 225	of the Nikkei 225
1/1/01	3/31/01	14,032.42	11,819.70	12,999.70
4/1/01	6/30/01	14,529.41	12,574.26	12,969.05
7/1/01	9/30/01	12,817.41	9,504.41	9,774.68
10/1/01	12/31/01	11,064.30	9,924.23	10,542.62

1/1/02	3/31/02	11,919.30	9,420.85	11,024.94
4/1/02	6/30/02	11,979.85	10,074.56	10,621.84
7/1/02	9/30/02	10,960.25	9,075.09	9,383.29
10/1/02	12/31/02	9,215.56	8,303.39	8,578.95

1/1/03	3/31/03	8,790.92	7,862.43	7,972.71
4/1/03	6/30/03	9,137.14	7,607.88	9,083.11
7/1/03	9/30/03	11,033.32	9,265.56	10,219.05
10/1/03	12/31/03	11,161.71	9,614.60	10,676.64

1/1/04	3/31/04	11,770.65	10,365.40	11,715.39
4/1/04	6/30/04	12,163.89	10,505.05	11,858.87
7/1/04	9/30/04	11,896.01	10,687.81	10,823.57
10/1/04	12/31/04	11,488.76	10,659.15	11,488.76

1/1/05	3/31/05	11,966.69	11,238.37	11,668.95
4/1/05	6/30/05	11,874.75	10,825.39	11,584.01
7/1/05	9/30/05	13,617.24	11,565.99	13,574.30
10/1/05	12/31/05	16,344.20	13,106.18	16,111.43

1/1/06	3/31/06	17,059.66	15,341.18	17,059.66
4/1/06	6/30/06	17,563.37	14,218.60	15,505.18
7/1/06	9/30/06	16,385.96	14,437.24	16,127.58
10/1/06	10/31/06	16,811.60	16,082.55	16,399.39
     Source: Bloomberg Financial Markets
License agreement
     Wachovia Bank, National Association has entered into a non-exclusive license agreement with NKS, which, in exchange for a fee, allows Wachovia Bank, National Association to use the Nikkei 225 in connection with the issuance of the warrants. In turn, Wachovia Bank, National Association has entered into a sub-license agreement with us which allows us to use the Nikkei 225 in connection with the issuance of the warrants. We are not affiliated with NKS; the only relationship between NKS and us is our sub-license of the use of the Nikkei 225. We do not accept any responsibility for the calculation, maintenance or publication of the Nikkei 225 or any successor index.
     The copyright relating to the Nikkei 225, the intellectual property rights relating to the indications for “Nikkei”, “Nikkei Stock Average”, “Nikkei Average” and “Nikkei 255”, and any other related rights, belong to NKS.
     NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225. NKS shall be entitled to change the details of the Nikkei 225 and to suspend the announcement thereof. The warrants are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this prospectus supplement that NKS makes any representation or warranty, implied or express, to us, any holder of the warrants or any member of the public regarding the advisability of investing in securities generally or in the warrants in particular or the ability of the Nikkei 225 to track general stock market performance.

     The issuance of the warrants and other transactions relating to the license agreement with NKS are being conducted exclusively at the risk of Eksportfinans ASA, Wachovia Capital Markets, LLC, the determination agent, the warrant agent, and Wells Fargo Securities, LLC, and NKS has assumed and will assume no obligation or responsibility therefor. NKS determines, composes and calculates the Nikkei 225 without regard to the warrants. NKS has no obligation to take into account your interest, or that of anyone else having an interest, in the warrants in determining, composing or calculating the Nikkei 225. NKS is not responsible for, and has not participated in the determination of, the terms, prices or amount of the warrants and will not be responsible for, or participate in, any determination or calculation regarding the cash settlement value of the warrants. NKS has no obligation or liability in connection with the administration, marketing or trading of the warrants.
     NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 or the manner in which the Nikkei 225 is applied in determining the strike level or any spot Nikkei 225 value or any cash settlement value.
     NKS DOES NOT GUARANTEE THE ACCURACY OR THE COMPLETENESS OF THE NIKKEI 225 OR ANY DATA INCLUDED IN THE NIKKEI 225. NKS ASSUMES NO LIABILITY FOR ANY ERRORS OR OMISSIONS.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
     The following discussion contains a general summary of the principal United States federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of the warrants described in this prospectus supplement. This discussion is based on the advice of Allen & Overy LLP, our special U.S. tax counsel. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), the U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this prospectus supplement. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
     This summary addresses only the United States federal income tax considerations for beneficial owners of warrants that acquire the warrants in this offering and pursuant to this prospectus supplement and that will hold the warrants as capital assets for tax purposes. This discussion is not a comprehensive description of all the tax considerations that may be relevant to a decision to acquire the warrants. In particular, this summary does not address tax considerations applicable to holders that are subject to special tax rules, including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies or notional principal contracts; (d) tax-exempt entities; (e) regulated investment companies; (f) real estate investment trusts; (g) persons that will hold the warrants as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for United States federal income tax purposes; (h) persons that own (or are deemed to own) 10% or more of the voting shares or interests treated as equity of the issuer; (i) partnerships and other pass-through entities and persons who hold the warrants through those partnerships or other pass-through entities; (j) persons subject to the mark-to-market rules of Section 475 of the Code; and (k) U.S. Holders that have a “functional currency” other than the U.S. dollar. Further, this summary does not address estate tax considerations, alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of the warrants. This summary also does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the federal income tax laws of the U.S. federal government.
     For the purposes of this summary, a U.S. Holder is a beneficial owner of warrants who is for United States federal income tax purposes (a) a citizen or individual resident of the United States; (b) a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to United States federal income taxation regardless of its source; or (d) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more United States persons have the authority to control all of the substantial decisions of that trust. A non-U.S. Holder is a beneficial owner of warrants who is for United States federal income tax purposes either a non-resident alien individual or a foreign corporation. If a partnership holds the warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding the warrants should consult its own tax advisor.
     Prospective acquirers of warrants should consult their own tax advisors prior to acquiring the warrants concerning the United States federal, state, local and any foreign tax consequences of purchasing, owning and disposing of the warrants.
Tax consequences to U.S. Holders
     Because the warrants will, for U.S. federal income tax purposes, be treated as options on the future performance of a broad-based stock index, each warrant should be treated as a nonequity option as defined in Section 1256 of the Code, and should thus be taxable as a “Section 1256 Contract” under the Code, and the remainder of this section so assumes.
     As a result of each warrant being treated as a Section 1256 Contract, a U.S. Holder of a warrant that has not been exercised as of the end of that U.S. Holder’s taxable year will be treated as if the warrant were sold for its fair market value on the last business day of the U.S. Holder’s taxable year (marked-to-market). A U.S.

Holder of a warrant will thus be required to recognize taxable gain or loss on an annual basis, determined as described below under “—Sale, exchange or exercise of warrants,” and include that taxable gain or loss in income regardless of whether that U.S. Holder receives any cash in respect of that warrant during the taxable year. The U.S. federal income tax consequences of the warrants being marked-to-market as described herein differ materially from the U.S. federal income tax consequences of other mark-to-market provisions of the Code. Prospective acquirers of warrants should consult their own tax advisors about the consequences of the warrants being marked-to-market.
     Sale, exchange or exercise of warrants. Upon sale, exchange, exercise or lapse of a warrant (including a deemed sale resulting from a warrant being marked-to-market as described above or upon automatic exercise of a warrant following a delisting), a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized (or deemed amount realized) and the U.S. Holder’s tax basis in the warrants. A U.S. Holder’s tax basis in a warrant will equal that U.S. Holder’s initial tax basis in the warrant (generally equal to the cost of the warrant), plus (or minus) any gain (or loss) required to be recognized by that U.S. Holder in respect of the warrant in prior taxable years as a result of the warrant being marked-to-market, regardless of the character of that gain or loss.
     Character of gain or loss recognized on warrants. Section 1256 of the Code requires that any gain or loss on warrants (including any gain or loss resulting from a deemed sale as described above) must be characterized as 60% long-term capital gain or loss and as 40% short-term capital gain or loss, regardless of a U.S. Holder’s holding period in the warrant (the 60/40 rule). With respect to a corporate U.S. Holder, capital losses for a taxable year are allowed only to the extent of that corporate U.S. Holder’s capital gains for that year, but may be carried back for three taxable years and carried forward for five taxable years. With respect to an individual U.S. Holder, capital losses for a taxable year are allowed only to the extent of the holder’s other capital gains for the taxable year plus $3,000, but may be carried forward against future net capital gains. An individual may elect, however, to carry back net capital losses from Section 1256 contracts for three years and apply them against prior net capital gain from Section 1256 contracts. Net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. Regardless of whether carried back or carried forward, those net capital losses will be characterized under the 60/40 rule. Prospective acquirers of warrants should consult their own tax advisors prior to acquiring the warrants about the application of the 60/40 rule and the net capital loss carryback and carryforward rules in their particular situation.
     Tax consequences if warrants are delisted. If the warrants are delisted and subsequently listed on an exchange that is not a “qualified board or exchange” within the meaning of Section 1256(g)(7) of the Code, the U.S. federal income tax consequences are not certain. Because the warrants would no longer, upon delisting, meet the statutory criteria for treatment as a Section 1256 Contract, it would be reasonable to treat the warrants as if they were marked-to-market on the date the warrants are delisted, and thereafter treated as if they were not Section 1256 Contracts. Alternatively, the Internal Revenue Service could treat the warrants as no longer Section 1256 Contracts as of the first day of the holder’s taxable year in which the warrants are delisted. In each case, for purposes of determining any gain or loss recognized after the warrants are no longer Section 1256 Contracts, it is unclear whether the holder should be treated as having a holding period running from the date of such holder’s original acquisition of warrants or from the date on which the warrants are no longer treated as Section 1256 Contracts. The following paragraph assumes that (a) the warrants are marked-to-market on the date they are delisted and (b) the holder’s holding period in its warrants restarts as of the date of delisting. Prospective acquirors of warrants should consult their own tax advisors as to the amount, character and timing of income for U.S. federal income tax purposes in the event that the warrants are delisted.
     If a warrant is marked-to-market on the date it is delisted, a U.S. Holder will recognize gain or loss on that date as described above under “—Sale, exchange or exercise of warrants” and the character of that gain or loss would be determined as described above under “—Character of gain or loss recognized on warrants.” The deemed amount realized on delisting would be the last quoted fair market value of the warrants on the AMEX prior to delisting. A U.S. Holder would then have a tax basis in the unlisted warrants equal to the deemed amount realized, would begin a new holding period in the warrants, and thereafter            a            U.S. Holder

will recognize gain or loss on the sale, exchange, exercise or lapse of the warrants equal to the difference between the amount realized, if any, and the U.S. Holder’s tax basis in the warrants. Any gain or loss on an unlisted warrant will be long-term capital gain or loss if the U.S. Holder has held the delisted warrant for more than one year from the date of the marking-to-market as described above. Prospective investors should consult their own tax advisors with respect to the treatment of long-term capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers) and capital losses (the deductibility of which is subject to limitations).
     If the warrants are delisted and subsequently listed on an exchange that is a “qualified board or exchange” within the meaning of Section 1256(g)(7) of the Code, although there is no direct statutory, judicial, or administrative authority concerning the proper treatment of a listed index option that is delisted and subsequently listed on a qualified board or exchange, it is reasonable to treat the delisting and subsequent listing of the warrants as not giving rise to a deemed sale or exchange of the warrants. Under this treatment, a U.S. Holder will not recognize gain or loss as of the date that the warrant is delisted and the U.S. Holder's tax basis in the warrant will not change. Warrants that are subsequently listed on a qualified board or exchange will continue to be treated as Section 1256 Contracts and subject to the treatment described above. Prospective investors should consult their own tax advisors as to the amount, character and timing of income for U.S. federal income tax purposes in the event that the warrants are delisted and subsequently listed on a qualified board or exchange.
Tax consequences to non-U.S. Holders
     In general, gain realized on the sale, exchange or exercise of warrant by a non-U.S. Holder (regardless of whether the warrants are listed or delisted) will not be subject to U.S. federal income or withholding tax, as the case may be, unless (a) the gain is effectively connected with a trade or business conducted by that non-U.S. Holder within the United States, (b) in the case of a non-resident alien individual, if that non-U.S. Holder is present in the United States for more than 182 days during the taxable year and certain other conditions are met or (c) the non-U.S. Holder is subject to U.S. federal income tax under provisions of the Code applicable to certain expatriates.
Backup withholding and information reporting
     The proceeds received from a sale, transfer or exercise of a warrant (including the marking-to-market as a result of a delisting of the warrants) will generally be subject to information reporting and may be subject to backup withholding if a U.S. Holder fails to furnish that U.S. Holder’s taxpayer identification number, to certify that that U.S. Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of the information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against that U.S. Holder’s U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

CERTAIN NORWEGIAN TAX CONSIDERATIONS
     This discussion is the opinion of Wiersholm, Mellbye & Bech, advokatfirma AS insofar as it relates to matters of Norwegian tax law and describes certain material Norwegian tax consequences to beneficial holders of warrants.
     A cash payment by Eksportfinans ASA under the warrants, if any, will be paid without deduction for or on account of any present or future taxes or duties, of any nature, imposed or levied by or within Norway or by or within any district, municipality or other political subdivision or taxing authority therein or thereof, except when the owner is subject to Norwegian taxation or duties thereon other than by reason of holding or disposing of the warrants.
     Gains derived from the sale of warrants by a non-Norwegian person not resident in Norway are not subject to Norwegian income taxes.
     A non-Norwegian person not resident in Norway who holds warrants is not subject to Norwegian inheritance, gift or wealth tax unless such person operates a business through a permanent establishment in Norway and income from the warrants are attributable to such business. Under the United States-Norway estate and inheritance tax treaty, a United States citizen or domiciliary who becomes liable for Norwegian inheritance of gift taxes generally will be entitled to credit against his or her U.S. estate or gift tax liability the amount of such Norwegian taxes.
     No Norwegian issue tax or stamp duty is payable in connection with the warrants.

LEGAL MATTERS
     The validity of the warrants under New York law and the accuracy of the summary contained in “United States federal income tax consequences” will be passed upon by Allen & Overy LLP. The validity of the warrants under Norwegian law will be passed upon by Jens Olav Feiring, Esq., General Counsel of Eksportfinans ASA. The accuracy of the summary contained in “Certain Norwegian tax considerations” has been passed upon by Wiersholm, Mellbye & Bech, advokatfirma AS. From time to time, Allen & Overy LLP and Wiersholm, Mellbye & Bech, advokatfirma AS perform legal services for Eksportfinans ASA. Davis Polk & Wardwell and Sullivan & Cromwell LLP have advised the underwriters as to certain legal matters.

SUPPLEMENTAL PLAN OF DISTRIBUTION
     Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof (the underwriting agreement), the following underwriters have severally agreed to purchase the number of warrants indicated in the following table:

Number of
Underwriters	warrants
Wachovia Capital Markets, LLC, 375 Park Avenue, New York, NY 10152	2,237,000
Wedbush Morgan Securities, 1000 Wilshire Boulevard, Los Angeles, CA 90017	8,000
Andrew Garrett, Inc., 380 Lexington Avenue, New York, NY 10168	5,000

Total	2,250,000

     The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the warrants are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriters are committed to take and pay for all of the warrants if any such warrants are taken.
     The underwriters propose initially to offer the warrants directly to the public at the applicable public offering price set forth on the cover page hereof, except that the price will be U.S.$6.25 per warrant for the purchase of 250,000 or more warrants in any single transaction. The warrants may be offered both inside and outside the United States; however, Wells Fargo Securities, LLC will not offer the warrants outside the United States and is not currently licensed as a broker-dealer or equivalent entity in any jurisdiction outside the United States. In addition, the underwriters propose to offer the warrants to certain dealers at a price that represents a concession not in excess of U.S.$0.30 per warrant, except that the concession will be U.S.$0.05 per warrant for the purchase of 250,000 or more warrants in any single transaction. After the initial offering of the warrants, the offering price and other selling terms may from time to time be varied by the underwriters.
     The maximum underwriting discounts and commissions will be U.S.$0.45 per warrant, except that the underwriting discounts and commissions will be U.S.$0.20 per warrant for the purchase of 250,000 or more warrants in any single transaction.
     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and to contribute to payments the underwriters may be required to make in respect thereof.
     The warrants have been approved for listing on the AMEX, subject to official notice of issuance. We will covenant in the warrant agreement not to seek the delisting of the warrants from, or suspension of their trading on, the AMEX. Nevertheless, no assurances can be given as to the liquidity of the market for the warrants. See “Certain risk factors concerning the warrants.”
     The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.
     In order to facilitate the offering of the warrants, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the warrants or the underlying stocks. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the warrants for their own accounts. In addition, to cover over-allotments or to stabilize the price of the warrants or of any such underlying stocks, the underwriters may bid for, and purchase, the warrants or any such other underlying stocks in the open market. Finally, in any offering of the warrants through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the warrants in the offering if the syndicate repurchases previously distributed warrants in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the warrants above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Wachovia Bank, National Association, as determination agent, is expected to make certain determinations in connection with the warrants, including the determination of the spot Nikkei 225 value and the cash settlement value of the warrants, and the determination whether a market disruption event has occurred or is continuing on a valuation date for the warrants thereby postponing the calculation of the cash settlement value. See “Certain risk factors concerning the warrants—There may be conflicts of interest between you and the determination agent or its affiliates.”
     Because more than 10% of the net proceeds of this offering will be used to pay for hedging transactions entered into with affiliates of National Association of Securities Dealers, Inc. (NASD) members participating in the distribution of this offering, this offering is being conducted in accordance with the provisions of Rule 2710(h) and the related requirements of Rule 2720 of the NASD Conduct Rules. Rule 2720 of the NASD Conduct Rules requires, among other things, that the initial public offering price of a security subject to the Rule be no higher than that recommended by a “qualified independent underwriter,” who must participate in the preparation of this prospectus supplement and who must exercise the usual standards of “due diligence” with respect thereto. Wells Fargo Securities, LLC is acting as a qualified independent underwriter in the offering, and the initial public offering price of the warrants is not higher than the price recommended by Wells Fargo Securities, LLC.
     From time to time, the underwriters or their affiliates may in the future engage, in transactions with and the performance of services for us for which they have been, and may be, paid customary fees. In particular, Wachovia Bank, National Association or one or more of its affiliates will be our hedging counterparty for a hedge of our obligations under the warrants. Wachovia Bank, National Association, in turn, may enter into separate hedging agreements with third parties, including Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC. See “Use of proceeds and hedging.”
     The expenses of the offering of the warrants (including the preparation and filing of a shelf registration statement pursuant to which the warrants are being offered), not including the underwriting discount, are estimated at $775,000 and will be borne by Wachovia Capital Markets, LLC. We estimate that the expenses of the offering will consist of legal fees (estimated at $665,000), accounting fees (estimated at $70,000), printing costs (estimated at $22,000) and registration fees and other miscellaneous expenses (estimated at $18,000).
     The warrants are expected to be delivered on November 3, 2006.
Selling Restrictions
     No action has been or will be taken by us that would permit a public offering of the warrants or possession or distribution of this prospectus supplement or the related prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the warrants, or distribution of this prospectus supplement, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us or any underwriter or any dealer.
     Certain of the underwriters may arrange to sell shares in certain jurisdictions outside the United States through affiliates, either directly where they are permitted to do so or through affiliates. In that regard, Wachovia Capital Markets, LLC may arrange to sell the shares in certain jurisdictions through an affiliate, Wachovia Securities International Limited or WSIL. WSIL is a wholly-owned indirect subsidiary of Wachovia Corporation and an affiliate of Wachovia Capital Markets, LLC. WSIL is a UK incorporated investment firm regulated by the Financial Services Authority. Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its affiliates, including Wachovia Capital Markets, LLC and WSIL.
     Argentina
     The offer to purchase the warrants and the sale of the warrants under the terms and conditions provided in this prospectus supplement and the accompanying prospectus do not constitute a public offering in Argentina. Consequently no public offering approval has been requested or granted by the Comision National de Valores, nor any listing authorization of the warrants has been requested on any securities market in Argentina.

     Brazil
     The warrants may not be offered or sold to the public in Brazil. Accordingly the warrants have not been submitted to the Comissao de Valores Mobiliaros for approval. Documents relating to this offering may not be supplied to the public as a public offering in Brazil or be used in connection with any offer for subscription or sale to the public in Brazil.
     Chile
     The warrants have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the warrants, or distribution of this prospectus supplement or the accompanying prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.
     European Economic Area
     In relation to each member state of the European Economic Area (Iceland, Norway and Liechtenstein, in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter, on behalf of itself and each of its affiliates, hereby severally represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of warrants to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of warrants in that Relevant Member State:
•	in the period beginning on the date of publication of a prospectus in relation to those warrants that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of that publication;

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
     For the purposes of this provision, the expression an offer of warrants to the public in relation to any warrants in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the warrants to be offered so as to enable an investor to decide to purchase or subscribe the warrants, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
     Italy
     The offering of the warrants has not been registered pursuant to the Italian securities legislation and, accordingly, each underwriter hereby severally represents and agrees that it has not offered or sold, and will not offer or sell, any warrants in the Republic of Italy in a solicitation to the public, and that sales of the warrants in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations. In any case, the warrants cannot be offered or sold to any individuals in the Republic of Italy either in the primary market or the secondary market.

     Each of the underwriters hereby severally represents and agrees that it will not offer, sell or deliver any warrants or distribute copies of this prospectus supplement or any other document relating to the warrants in the Republic of Italy except to Professional Investors, as defined in Article 31.2 of CONSOB Regulation No. 11522 of 2 July 1998, as amended (Regulation No. 11522), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended (Decree No. 58), or in any other circumstances where an expressed exemption to comply with the solicitation restrictions provided by Decree No. 58 or Regulation No. 11971 of 14 May 1999, as amended, applies: provided, however, that any such offer, sale or delivery of the warrants or distribution of copies of this prospectus supplement, the accompanying prospectus or any other document relating to the warrants in the Republic of Italy must be:
•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (Decree No. 385), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations;

•	in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the issue, trading or placement of securities in Italy is subject to a prior notification to the Bank of Italy, unless an exemption, depending, inter alia, on the aggregate amount and the characteristics of the warrants issued or offered in the Republic of Italy, applies; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.
     Mexico
     The warrants have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This prospectus supplement and the accompanying prospectus may not be publicly distributed in Mexico.
     Switzerland
     This product has not been registered or approved for public distribution in Switzerland by the Swiss Federal Banking Commission under the Swiss Investment Fund Act. This product shall not be offered or sold to the public in or from Switzerland, directly or indirectly, and this document may not be distributed or published to the public in Switzerland and this document shall not constitute a prospectus in the sense of art. 652a or 1156 of the Swiss Code of Obligations.
     United Kingdom
     In connection with any offering of the warrants, each underwriter, on behalf of itself and each of its affiliates, hereby severally represents and agrees that:
•	it has not made or will not make an offer of the warrants to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (the FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) in connection with the issue or sale of any warrant in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the warrants in, from or otherwise involving the United Kingdom.

APPENDIX A
INDEX OF KEY TERMS

Page on which
Term is Defined
Afternoon session	S-27
AMEX	S-1
Cash settlement date	S-3, S-22
Cash settlement value	S-3
Code	S-7, S-30
Determination agent	S-8
Disrupted day	S-21
DTC	S-2
Early closure	S-24
Early exercise date	S-2, S-20
Exchange	S-21
Exchange business day	S-24
Exchange disruption	S-24
Expiration date	S-1, S-20
Hedging counterparty	S-17
Index calculation day	S-1
Index Sponsor	S-8
Marked-to-market	S-30
Market disruption event	S-23
New York business day	S-1
Nikkei 225	S-1
NKS	S-8
Non-U.S. Holder	S-30
Notional amount of the warrants	S-3, S-19
OCC	S-11
OSE	S-1
Participants	S-2
Pricing date	S-3
Related exchange	S-22
SEC	S-11
SIMEX	S-1
Spot Nikkei 225 value	S-3, S-19
Strike level	S-3, S-19
Successor index	S-22
Third party publisher	S-22
Trading day	S-21
Trading disruption	S-24
TSE	S-1
Tokyo business day	S-1
U.S. Holder	S-30
Underlying stocks	S-15
Underwriting agreement	S-35
Valuation date	S-3, S-21
Warrants	S-1
Warrant agent	S-2
Warrant agreement	S-19
60/40 rule	S-31
 A-1

APPENDIX B
LIST OF UNDERLYING STOCKS

The following is a list of the 225 companies whose stocks comprised the Nikkei 225 as of October 31, 2006.

1.	ADVANTEST CORP.
2.	AEON CO., LTD.
3.	AJINOMOTO CO., INC.
4.	ALL NIPPON AIRWAYS CO., LTD.
5.	ALPS ELECTRIC CO., LTD.
6.	ASAHI BREWERIES, LTD.
7.	ASAHI GLASS CO., LTD.
8.	ASAHI KASEI CORP.
9.	ASTELLAS PHARMA INC.
10.	BRIDGESTONE CORP.
11.	CANON INC.
12.	CASIO COMPUTER CO., LTD.
13.	CHIYODA CORP.
14.	CHUBU ELECTRIC POWER CO., INC.
15.	CHUGAI PHARMACEUTICAL CO., LTD.
16.	CITIZEN WATCH CO., LTD.
17.	CLARION CO., LTD.
18.	COMSYS HOLDINGS CORP.
19.	CREDIT SAISON CO., LTD.
20.	CSK HOLDINGS CORP.
21.	DAI NIPPON PRINTING CO., LTD.
22.	DAIICHI SANKYO CO., LTD.
23.	DAIKIN INDUSTRIES, LTD.
24.	DAINIPPON SUMITOMO PHARMA CO., LTD.
25.	DAIWA HOUSE INDUSTRY CO., LTD.
26.	DAIWA SECURITIES GROUP INC.
27.	DENKI KAGAKU KOGYO K.K.
28.	DENSO CORP.
29.	DENTSU INC.
30.	DOWA HOLDINGS CO., LTD.
31.	EAST JAPAN RAILWAY CO.
32.	EBARA CORP.
33.	EISAI CO., LTD.
34.	FANUC LTD.
35.	FAST RETAILING CO., LTD.
36.	FUJI ELECTRIC HOLDINGS CO., LTD.
37.	FUJI HEAVY INDUSTRIES LTD.
38.	FUJIFILM HOLDINGS CORP.
39.	FUJIKURA LTD.
40.	FUJITSU LTD.
41.	FURUKAWA CO., LTD.
42.	GS YUASA CORP.
43.	HEIWA REAL ESTATE CO., LTD.
44.	HINO MOTORS, LTD.
45.	HITACHI ZOSEN CORP.
46.	HITACHI, LTD.
47.	HOKUETSU PAPER MILLS, LTD.
48.	HONDA MOTOR CO., LTD.
49.	INPEX HOLDINGS INC.
50.	ISETAN CO., LTD.
51.	ISHIKAWAJIMA-HARIMA HEAVY INDUSTRIES CO., LTD.
52.	ISUZU MOTORS, LTD.
53.	ITOCHU CORP.
54.	JAPAN AIRLINES CORP.
55.	JAPAN TOBACCO INC.
56.	JFE HOLDINGS, INC.
57.	JGC CORP.
58.	JTEKT CORP.
59.	KAJIMA CORP.
60.	KAO CORP.
61.	KAWASAKI HEAVY INDUSTRIES, LTD.
62.	KAWASAKI KISEN KAISHA, LTD.
63.	KDDI CORP.
64.	KEIO CORP.
65.	KEISEI ELECTRIC RAILWAY CO., LTD.
66.	KIKKOMAN CORP.
67.	KIRIN BREWERY CO., LTD.
68.	KOBE STEEL, LTD.
69.	KOMATSU LTD.
70.	KONAMI CORP.
71.	KONICA MINOLTA HOLDINGS, INC.
72.	KUBOTA CORP.
73.	KUMAGAI GUMI CO., LTD.
74.	KURARAY CO., LTD.
75.	KYOCERA CORP.
76.	KYOWA HAKKO KOGYO CO., LTD.
77.	MARUBENI CORP.
78.	MARUI CO., LTD.
79.	MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
80.	MATSUSHITA ELECTRIC WORKS, LTD.
81.	MAZDA MOTOR CORP.
82.	MEIDENSHA CORP.
83.	MEIJI DAIRIES CORP.
84.	MEIJI SEIKA KAISHA, LTD.
85.	MILLEA HOLDINGS, INC.
86.	MINEBEA CO., LTD.
87.	MITSUBISHI CHEMICAL HOLDINGS CORP.
88.	MITSUBISHI CORP.
89.	MITSUBISHI ELECTRIC CORP.
90.	MITSUBISHI ESTATE CO., LTD.
91.	MITSUBISHI HEAVY INDUSTRIES, LTD.
92.	MITSUBISHI LOGISTICS CORP.
93.	MITSUBISHI MATERIALS CORP.
94.	MITSUBISHI MOTORS CORP.
95.	MITSUBISHI PAPER MILLS, LTD.

96.	MITSUBISHI RAYON CO., LTD.
97.	MITSUBISHI UFJ FINANCIAL GROUP, INC.
98.	MITSUI & CO., LTD.
99.	MITSUI CHEMICALS, INC.
100.	MITSUI ENGINEERING & SHIPBUILDING CO., LTD.
101.	MITSUI FUDOSAN CO., LTD.
102.	MITSUI MINING AND SMELTING CO., LTD.
103.	MITSUI O.S.K. LINES, LTD.
104.	MITSUI SUMITOMO INSURANCE CO., LTD.
105.	MITSUI TRUST HOLDINGS, INC.
106.	MITSUKOSHI, LTD.
107.	MITSUMI ELECTRIC CO., LTD.
108.	MIZUHO FINANCIAL GROUP, INC.
109.	MIZUHO TRUST & BANKING CO., LTD.
110.	NEC CORP.
111.	NGK INSULATORS, LTD.
112.	NICHIREI CORP.
113.	NIKKO CORDIAL CORP.
114.	NIKON CORP.
115.	NIPPON EXPRESS CO., LTD.
116.	NIPPON KAYAKU CO., LTD.
117.	NIPPON LIGHT METAL CO., LTD.
118.	NIPPON MEAT PACKERS, INC.
119.	NIPPON MINING HOLDINGS, INC.
120.	NIPPON OIL CORP.
121.	NIPPON PAPER GROUP, INC.
122.	NIPPON SHEET GLASS CO., LTD.
123.	NIPPON SODA CO., LTD.
124.	NIPPON STEEL CORP.
125.	NIPPON SUISAN KAISHA, LTD.
126.	NIPPON TELEGRAPH & TELEPHONE CORP.
127.	NIPPON YUSEN K.K
128.	NISSAN CHEMICAL INDUSTRIES, LTD.
129.	NISSAN MOTOR CO., LTD.
130.	NISSHIN SEIFUN GROUP INC.
131.	NISSHINBO INDUSTRIES, INC.
132.	NITTO BOSEKI CO., LTD.
133.	NOMURA HOLDINGS, INC.
134.	NSK LTD.
135.	NTN CORP.
136.	NTT DATA CORP.
137.	NTT DOCOMO, INC.
138.	OBAYASHI CORP.
139.	ODAKYU ELECTRIC RAILWAY CO., LTD.
140.	OJI PAPER CO., LTD.
141.	OKI ELECTRIC INDUSTRY CO., LTD.
142.	OKUMA CORP.
143.	OLYMPUS CORP.
144.	OSAKA GAS CO., LTD.
145.	PIONEER CORP.
146.	RESONA HOLDINGS, INC.
147.	RICOH CO., LTD.
148.	SANYO ELECTRIC CO., LTD.
149.	SAPPORO HOLDINGS LTD.
150.	SECOM CO., LTD.
151.	SEKISUI HOUSE, LTD.
152.	SEVEN & I HOLDINGS CO., LTD.
153.	SHARP CORP.
154.	SHIMIZU CORP.
155.	SHIN-ETSU CHEMICAL CO., LTD.
156.	SHINKO SECURITIES CO., LTD.
157.	SHINSEI BANK, LTD.
158.	SHIONOGI & CO., LTD.
159.	SHISEIDO CO., LTD.
160.	SHOWA DENKO K.K.
161.	SHOWA SHELL SEKIYU K.K.
162.	SKY PERFECT COMMUNICATIONS INC.
163.	SOFTBANK CORP.
164.	SOJITZ CORP.
165.	SOMPO JAPAN INSURANCE INC.
166.	SONY CORP.
167.	SUMITOMO CHEMICAL CO., LTD.
168.	SUMITOMO CORP.
169.	SUMITOMO ELECTRIC INDUSTRIES, LTD.
170.	SUMITOMO HEAVY INDUSTRIES, LTD.
171.	SUMITOMO METAL INDUSTRIES, LTD.
172.	SUMITOMO METAL MINING CO., LTD.
173.	SUMITOMO MITSUI FINANCIAL GROUP, INC.
174.	SUMITOMO OSAKA CEMENT CO., LTD.
175.	SUMITOMO REALTY & DEVELOPMENT CO., LTD.
176.	SUZUKI MOTOR CORP.
177.	T&D HOLDINGS, INC.
178.	TAIHEIYO CEMENT CORP.
179.	TAISEI CORP.
180.	TAIYO YUDEN CO., LTD.
181.	TAKARA HOLDINGS INC.
182.	TAKASHIMAYA CO., LTD.
183.	TAKEDA PHARMACEUTICAL CO., LTD.
184.	TDK CORP.
185.	TEIJIN LTD.
186.	TERUMO CORP.
187.	THE BANK OF YOKOHAMA, LTD.
188.	THE CHIBA BANK, LTD.
189.	THE FURUKAWA ELECTRIC CO., LTD.
190.	THE JAPAN STEEL WORKS, LTD.
191.	THE KANSAI ELECTRIC POWER CO., INC.
192.	THE NISSHIN OILLIO GROUP, LTD.
193.	THE SHIZUOKA BANK, LTD.
194.	THE SUMITOMO TRUST AND BANKING CO., LTD.
195.	THE TOKYO ELECTRIC POWER CO., INC.
196.	THE YOKOHAMA RUBBER CO., LTD.
197.	TOAGOSEI CO., LTD.
198.	TOBU RAILWAY CO., LTD.
199.	TOHO ZINC CO., LTD.
200.	TOHO CO., LTD.
201.	TOKAI CARBON CO., LTD.
202.	TOKYO DOME CORP.
203.	TOKYO ELECTRON LTD.
204.	TOKYO GAS CO., LTD.

205.	TOKYU CORP.
206.	TOKYU LAND CORP.
207.	TOPPAN PRINTING CO., LTD.
208.	TOPY INDUSTRIES, LTD.
209.	TORAY INDUSTRIES, INC.
210.	TOSHIBA CORP.
211.	TOSOH CORP.
212.	TOTO LTD.
213.	TOYO SEIKAN KAISHA, LTD.
214.	TOYOBO CO., LTD.
215.	TOYOTA MOTOR CORP.
216.	TOYOTA TSUSHO CORP.
217.	TREND MICRO INC.
218.	UBE INDUSTRIES, LTD.
219.	UFJ NICOS CO., LTD.
220.	UNITIKA, LTD.
221.	WEST JAPAN RAILWAY CO.
222.	YAHOO JAPAN CORP.
223.	YAMAHA CORP.
224.	YAMATO HOLDINGS CO., LTD.
225.	YOKOGAWA ELECTRIC CORP.

PROSPECTUS
EKSPORTFINANS ASA
(a Norwegian company)
Warrants
        We may offer warrants for sale through this prospectus. We may offer these warrants from time to time in one or more offerings. We will provide the specific terms of the warrants that we may offer in supplements to this prospectus. You should read this prospectus, any prospectus supplement and any pricing supplement carefully before you invest. You should also consider carefully the documents incorporated by reference in this prospectus and in any prospectus supplement or any pricing supplement and in the registration statement to which they relate, before you invest.
      Investing in our securities involves risks. Carefully consider the “Risk Factors” beginning on page 6 of our Annual Report on Form 20-F/A for the year ended December 31, 2005, as filed on August 29, 2006, as well as the risk factors included in the applicable prospectus supplement or pricing supplement.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is October 3, 2006.

      No person is authorized to give any information or represent anything not contained in this prospectus and the accompanying prospectus supplement. We are only offering the securities in places where sales of those securities are permitted. The information contained in this prospectus and any accompanying prospectus supplement, as well as information incorporated by reference, is current only as of the date of that information. Our business, financial condition, results of operations and prospects may have changed since that date.
      In this prospectus, “Eksportfinans”, the “Company”, “we”, “us” and “our” refer to Eksportfinans ASA or Eksportfinans and its subsidiary Kommunekreditt Norge AS, as the context requires, and “Kommunekreditt” refers to Kommunekreditt Norge AS.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the SEC) utilizing the “shelf” registration process. Under the shelf registration process, we may sell the securities described in this prospectus in one or more offerings.
      This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will contain specific information about the terms of the securities. The prospectus supplement and, if applicable, the pricing supplement may add to or update or change information about us contained in this prospectus, but it will not change the nature of the securities that may be offered by us. You should read this prospectus, any prospectus supplement and any pricing supplement together with the additional information described under the heading “Where You Can Find More Information About Us”.
FORWARD-LOOKING STATEMENTS
      Except for historical statements and discussions, statements contained in this prospectus constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Other documents of Eksportfinans ASA filed with or furnished to the SEC, including those incorporated by reference in this prospectus, may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf.
      Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macro-economic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms.
      By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate, management’s beliefs and assumptions made by management about future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements.
      Actual results, performance or events may differ materially from those in such statements due to, without limitation:

•	changes in the competitive conditions, regulatory environment or political, social or economic conditions in the markets in which we operate,

•	market, foreign exchange rate and interest rate fluctuations,

•	the ability of counterparties to meet their obligations to us,

•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations,

•	operational factors such as systems failure, human error, or the failure to properly implement procedures,

•	the effects of changes in laws, regulations or accounting policies or practices, and various other factors beyond our control.
      The foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results is contained in our SEC filings. For further discussion of these and other factors, see “Risk Factors” in our most recent Annual Report on Form 20-F/A filed with the SEC on August 29, 2006.

      As a result of these and other factors, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which are neither predictions nor guarantees of future events or circumstances. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.
      All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are similarly qualified.
EKSPORTFINANS ASA
      Eksportfinans is the only specialized export lending institution in Norway, and we provide financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. To a lesser extent, we also provide financing for the purchase of Norwegian-produced capital goods and related services within Norway. We provide both commercial loans as well as government-supported financing. For the latter, fixed-interest loans are available according to the OECD Arrangement on Guidelines for Officially Supported Credits agreed to by most of the member countries of the Organization for Economic Cooperation and Development. At the request of the Norwegian Government, we may also from time to time provide other types of financing.
      Our principal assets are our loans and investments, which are financed by our equity capital and by borrowings principally in the international capital markets. Our principal source of income is the excess of our interest revenue on our assets over the interest expense on our borrowings.
      Our articles of association require that all of our loans be supported by, or extended against, guarantees issued by, or claims on,

•	Norway or other countries, including local, regional and foreign authorities and government institutions, with high creditworthiness,

•	Norwegian or foreign banks or insurance companies, or

•	internationally creditworthy Norwegian or foreign companies, or certain types of collateral.
      To date we have collected all loans falling due, either from the original obligor or by exercise of guarantees, and therefore have experienced no loan losses.
      Our wholly owned subsidiary, Kommunekreditt, makes loans without any form of credit enhancement to Norwegian municipalities, counties and to companies that are the joint undertaking of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties or the Norwegian Government. Kommunekreditt provides loans with fixed rates of interest from one month to 10 years or at a floating rate of interest both for refinancing existing loans and for new investments.
      Eksportfinans was incorporated on May 2, 1962 as a limited liability company under the laws of Norway. Our principal executive offices are located at Dronning Mauds gate 15, N-0250 Oslo, Norway, and our telephone number is +47 22-01-22-01.
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
      We file annual reports with and furnish other information to the SEC. You may read and copy any document filed with or furnished to the SEC by us at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. Our SEC filings are also available to the public through the SEC’s web site at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations.

      As allowed by the SEC, this prospectus does not contain all the information you can find in our registration statement or the exhibits to the registration statement. The SEC allows us to “incorporate by reference” information into this prospectus, which means that:

•	documents incorporated by reference are considered part of this prospectus,

•	we may disclose important information to you by referring you to those documents, and

•	information that we file with or furnish to the SEC after the date of this prospectus that is incorporated by reference in this prospectus automatically updates and supersedes information in this prospectus.
      Unless otherwise noted, all documents incorporated by reference have the SEC file number 1-8427. This prospectus incorporates by reference the documents listed below:

•	our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005 as filed on August 29, 2006,

•	our Reports on Form 6-K furnished to the SEC May 5, 2006 (two on May 5), August 14, 2006, August 15, 2006, August 25, 2006, September 28, 2006 and October 2, 2006,

•	our Report on Form 6-K/A furnished to the SEC August 29, 2006, and

•	each of the following documents that we file with or furnish to the SEC after the date of this prospectus from now until we terminate the offering of securities under this prospectus:

—	reports filed under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, and

—	reports furnished on Form 6-K that indicate that they are incorporated by reference in this prospectus.
      The documents incorporated by reference in this prospectus contain important information about us and our financial condition. You may obtain copies of these documents in the manner described above. You may also upon written or oral instructions request a copy of these filings, excluding exhibits, at no cost by contacting us at:
          Eksportfinans ASA
          Treasury Department
          Dronning Mauds gate 15
          N-0250 Oslo
          Norway
          Tel: +47 22 01 22 01
          Fax: +47 22 01 22 06
          E-mail: funding@eksportfinans.no
FINANCIAL AND EXCHANGE RATE INFORMATION
      Except as otherwise noted, we present financial statement amounts in this prospectus and in the documents incorporated by reference in accordance with generally accepted accounting principles in Norway (Norwegian GAAP), which differ in significant respects from generally accepted accounting principles in the United States (U.S. GAAP). For a discussion of the principal differences between Norwegian GAAP and U.S. GAAP relevant to Eksportfinans, see Note 34 to our audited consolidated financial statements included in our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, as filed on August 29, 2006, which is incorporated by reference in this prospectus.
      We have derived the financial data in this prospectus for the fiscal year ended December 31, 2005, from our audited financial statements. We have derived all financial data in this prospectus presenting interim figures from unaudited financial statements.
      As used in this prospectus, “dollar” or “$” refer to the U.S. dollar and “kroner” or “NOK” refer to the Norwegian krone.

ENFORCEMENT OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS
      We are a Norwegian company, all of our directors and management and certain of the experts named in this prospectus are residents of Norway, and a substantial portion of their respective assets are located in Norway. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or such persons with respect to matters arising under U.S. Federal securities laws or to enforce against them judgments of courts of the United States predicated upon civil liability under the U.S. Federal securities laws. We have been advised by Jens Olav Feiring, Esq., our Executive Vice President and Deputy Chief Executive Officer, that there is doubt as to the enforceability in actions in Norway, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the civil liability provisions of the U.S. Federal securities laws. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Norway.
USE OF PROCEEDS
      Unless otherwise set forth in the related prospectus supplement or, if applicable, the pricing supplement, we intend to use the proceeds from the sale of securities offered through this prospectus for general corporate purposes, which include financing our operations and debt repayment and refinancing. The details of any material debt repayment will be described in the applicable prospectus supplement or pricing supplement.

DESCRIPTION OF THE WARRANTS
General
      We may issue warrants that are either debt warrants or universal warrants. We may issue warrants in any amounts or in as many distinct series as we determine. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent to be designated in the applicable prospectus supplement. When we refer to a series of warrants, we mean all warrants issued as part of the same series under the applicable warrant agreement.
      This section describes some of the general terms and provisions of the warrants. We will describe the specific terms of a series of warrants and the applicable warrant agreement in the applicable prospectus supplement. The following description and any description of the warrants in the applicable prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the applicable warrant agreement. A form of the warrant agreement reflecting the particular terms and provisions of a series of offered warrants will be filed with the SEC in connection with the offering and incorporated by reference in the registration statement and this prospectus. See “Where You Can Find More Information About Us” above for information on how to obtain copies of any warrant agreements.
Description of Debt Warrants
      Debt warrants are rights for the purchase of debt securities. If debt warrants are offered, the prospectus supplement will describe the terms of the debt warrants and the warrant agreement relating to the debt warrants, including the following:

•	the offering price;

•	the designation, aggregate stated principal amount, and terms of the debt securities purchasable upon exercise of the debt warrants;

•	the currency, currency unit, or composite currency in which the price for the debt warrants is payable;

•	if applicable, the designation and terms of the debt securities with which the debt warrants are issued, and the number of debt warrants issued with each security;

•	if applicable, the date on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which, and the currency, currency units, or composite currency based on or relating to currencies in which, the principal amount of debt securities may be purchased upon exercise;

•	the dates the right to exercise the debt warrants will commence and expire and, if the debt warrants are not continuously exercisable, any dates on which the debt warrants are not exercisable;

•	any circumstances that will cause the debt warrants to be deemed to be automatically exercised;

•	if applicable, a discussion of the U.S. federal income tax consequences;

•	whether the debt warrants or related securities will be listed on any securities exchange;

•	whether the debt warrants will be issued in global or certificated form;

•	the name of the warrant agent;

•	a description of the terms of any warrant agreement to be entered into between us and a bank or trust company, as warrant agent, governing the debt warrants; and

•	any other terms of the debt warrants which are permitted under the warrant agreement.

Description of Universal Warrants
      Universal warrants are rights for the purchase or sale of, or whose cash value is determined by reference to the performance, level, or value of, one or more of the following:

•	securities of one or more issuers, including our common or preferred stock or other securities described in this prospectus, or the debt or equity securities of third parties;

•	one or more currencies, currency units, or composite currencies;

•	one or more commodities;

•	any other financial, economic, or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance; and

•	one or more indices or baskets of the items described above.
We refer to each type of property described above as “warrant property.”
      We may satisfy our obligations, if any, and the holder of a universal warrant may satisfy its obligations, if any, with respect to any universal warrants by delivering:

•	the warrant property;

•	an amount of cash specified in the warrant agreement;

•	the cash value of the warrant property; or

•	the cash value of the warrants determined by reference to the performance, level, or value of the warrant property.
      The applicable prospectus supplement will describe what we may deliver to satisfy our obligations, if any, and what the holder of a universal warrant may deliver to satisfy its obligations, if any, with respect to any universal warrants.
      If universal warrants are offered, the applicable prospectus supplement will describe the terms of the universal warrants and the warrant agreement, including the following:

•	the offering price;

•	the currency in which the offering price will be payable;

•	the title and aggregate number of the universal warrants;

•	the nature and amount of the warrant property on which the cash value of the warrant will be based or calculated or that the universal warrants represent the right to buy or sell;

•	whether the universal warrants are put warrants or call warrants, including in either case whether the warrants may be settled by means of net cash settlement or cashless exercise;

•	the price at which the warrant may be exercised or the warrant property may be purchased or sold, the currency, and the procedures and conditions relating to exercise;

•	whether the exercise price of the universal warrant may be paid in cash or by exchange of the warrant property or both, the method of exercising the universal warrants, and whether settlement will occur on a net basis or a gross basis;

•	the dates on which the right to exercise the universal warrants will commence and expire;

•	if applicable, a discussion of the U.S. federal income tax consequences;

•	whether the universal warrants or underlying securities will be listed on any securities exchange;

•	whether the universal warrants will be issued in global or certificated form;

•	the name of the warrant agent;

•	a description of the terms of any warrant agreement to be entered into between us and a bank or trust company, as warrant agent, governing the universal warrants;

•	if applicable, the minimum or maximum amount of universal warrants which may be exercised at any one time; and

•	any other terms of the universal warrants which are permitted under the warrant agreement.
Modification
      We and the warrant agent may amend the terms of any warrant agreement and the warrants without the consent of the holders of the warrants to cure any ambiguity, to cure, correct or supplement any inconsistent provision, or in any other manner we deem necessary or desirable and which will not affect adversely the interests of the holders. In addition, unless otherwise specified in the applicable prospectus supplement, we may modify or amend the warrant agreement and the terms of the warrants with the consent of the holders of a majority of the outstanding unexercised warrants affected. However, unless otherwise specified in the applicable prospectus supplement, any such modification or amendment cannot change the exercise price in a manner materially adverse to the holders, reduce the amounts receivable upon exercise, cancellation, or expiration, shorten the time period during which the warrants may be exercised, or otherwise materially and adversely affect the exercise rights of the holders of the warrants or reduce the percentage of outstanding warrants required to modify or amend the warrant agreement or the terms of the warrants, without the consent of each affected holder.
Merger, consolidation, sale or other dispositions
      If at any time there is a merger, consolidation, sale, transfer, conveyance or other disposition of all or substantially all of the assets of Eksportfinans, then in any such event the successor or assuming corporation shall succeed to and be substituted for Eksportfinans, with the same effect as if it had been so named in the warrant agreement and in the warrants. We will thereupon be relieved of any further obligation under the warrant agreement and warrants. We will notify the holders of the occurrence of any such event.
Enforceability of rights of holders; No Trust Indenture Act protection
      The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency or trust with the holders of the warrants. Any record holder or beneficial owner of a warrant, without anyone else’s consent, may enforce by appropriate legal action, on his or her own behalf, his or her right to exercise the warrant in accordance with its terms. A holder of a warrant will not be entitled to any of the rights of a holder of the debt securities or other securities or warrant property purchasable upon the exercise of the warrant, including any right to receive payments on those securities or warrant property or to enforce any covenants or rights in the relevant indenture or any other agreement, before exercising the warrant.
      No warrant agreement will be qualified as an indenture, and no warrant agent will be required to qualify as a trustee, under the Trust Indenture Act of 1939. Therefore, holders of warrants issued under a warrant agreement will not have the protection of the Trust Indenture Act of 1939 with respect to their warrants.
Unsecured obligations
      Any warrants we issue will be our unsecured contractual obligations and will rank pari passu with our other unsecured contractual obligations and with our unsecured and unsubordinated debt.
Global securities
      Unless we specify otherwise in the applicable prospectus supplement, we will issue each warrant in global, or book-entry, form. This means that we will not issue actual notes or certificates to investors. Instead, we will issue global securities in registered form representing the entire issuance of warrants. Each global security will be registered in the name of a financial institution or clearing system that holds the global security as depository on behalf of other financial institutions that participate in that depository’s book-entry system. These participating institutions, in turn, hold beneficial interests in the global securities on behalf of themselves or their customers.
      Because securities issued in global form are registered in the name of the depository, we will recognize only the depository as the holder of the warrants. This means that we will make all payments on the warrants, including deliveries of any property other than cash, to the depository. The depository passes along the payments it receives from us to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depository and its participants are not obligated to pass these payments along under the terms of the warrants. Instead, they do so under agreements they have made with one another or with their customers.
      As a result, investors will not own warrants issued in book-entry form directly. Instead, they will own beneficial interests in a global security, through a bank, broker, or other financial institution that participates in the depository’s book-entry system or holds an interest through a participant in the depository’s book-entry system. As long as the warrants are issued in global form, investors will be indirect owners, and not holders, of the warrants. The depository will not have knowledge of the actual beneficial owners of the warrants.
Certificates in registered form
      In the future, we may cancel a global security or we may issue warrants initially in non-global, or certificated, form. We do not expect to exchange global securities for actual notes or certificates registered in the names of the beneficial owners of the global securities representing the warrants unless

•	the depository notifies us that it is unwilling or unable to continue as depository for the global securities, or we become aware that the depository has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, and in any case we fail to appoint a successor to the depository within 60 calendar days; or

•	we, in our sole discretion, determine that the global securities will be exchangeable for certificated securities.
Street name owners
      When we issue actual notes or certificates registered in the names of the beneficial owners, investors may choose to hold their warrants in their own names or in street name. Warrants held by an investor in street name would be registered in the name of a bank, broker, or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those warrants through an account that he or she maintains at that institution.
      For warrants held in street name, we will recognize only the intermediary banks, brokers, and other financial institutions in whose names the warrants are registered as the holders of those warrants, and we will make all payments on those warrants, including deliveries of any property other than cash, to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold warrants in street name will be indirect owners, not holders, of those warrants.
Legal holders
      Our obligations, as well as the obligations, if any, of the warrant agent, and any other third parties employed by us or the warrant agent, run only to the holders of the warrants. We do not have obligations to investors who hold beneficial interests in global securities, who hold the warrants in street name, or who hold the warrants by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a warrant or has no choice because we are issuing the warrants only in global form. For example, once we make a payment or give a notice to the holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depository participants or customers or by law, to pass it along to the indirect owners, but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose, such as to amend the warrant agreement, we would seek the approval only from the holders, and not the indirect owners, of the relevant warrants. Whether and how the holders contact the indirect owners is up to the holders.
      When we refer to “you” in this prospectus, we mean those who invest in the warrants being offered by this prospectus, whether they are the holders or only indirect owners of those warrants. When we refer to “your warrants” in this prospectus, we mean the warrants in which you will hold a direct or indirect interest.
Special considerations for indirect owners
      If you hold warrants through a bank, broker, or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles payments on your warrants and notices;

•	whether you can provide contact information to the registrar to receive copies of notices directly;

•	whether it imposes fees or charges;

•	whether and how you can instruct it to exercise a warrant for cash, to exercise any rights to purchase or sell warrant property under a warrant or to exchange or convert a warrant for or into other property;

•	how it would handle a request for the holders’ consent, if required;

•	whether and how you can instruct it to send you the warrants registered in your own name so you can be a holder, if that is permitted at any time;

•	how it would exercise rights under the warrants if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the warrants are in book-entry form, how the depository’s rules and procedures will affect these matters.
Depositories for global securities
      Each warrant issued in book-entry form will be represented by a global security that we deposit with and register in the name of one or more financial institutions or clearing systems, or their nominees, which we will select. A financial institution or clearing system that we select for this purpose is called the “depository” for that global security. A global security usually will have only one depository, but it may have more.
      Each series of warrants will have one or more of the following as the depositories:

•	The Depository Trust Company, New York, New York, which is known as “DTC”;

•	a financial institution holding the warrants on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear system, which is known as “Euroclear”;

•	a financial institution holding the warrants on behalf of Clearstream Banking, société anonyme, Luxembourg, which is known as “Clearstream, Luxembourg”; and

•	any other clearing system or financial institution that we identify in the applicable prospectus supplement.
      The depositories named above also may be participants in one another’s systems. For example, if DTC is the depository for a global security, investors may hold beneficial interests in that security through Euroclear or Clearstream, Luxembourg as DTC participants.
      We will name the depository or depositories for your securities in the applicable prospectus supplement. If no depository is named, the depository will be DTC.

The Depository Trust Company
      The following is based on information furnished to us by DTC:
      DTC will act as securities depository for the warrants. The warrants will be issued as fully-registered securities registered in the name of Cede & Co., which is DTC’s partnership nominee, or any other name as may be requested by an authorized representative of DTC. Generally, one fully registered global security will be issued for each issue of the warrants, each in the aggregate principal amount of the issue, and will be deposited with DTC. If, however, the aggregate principal amount of any issue exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of the issue.
      DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over two million issues of U.S. and non-U.S. equity, corporate, and municipal debt issues, and money market instruments from over 85 countries that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of certificates representing securities. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, also subsidiaries of DTCC, as well as by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.
      Purchases of the warrants under the DTC system must be made by or through direct participants, which will receive a credit for the warrants on DTC’s records. The beneficial interest of each actual purchaser of each warrant is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. A beneficial owner, however, is expected to receive written confirmations providing details of the transaction, as well as periodic statements of its holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of beneficial ownership interests in the warrants are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their beneficial ownership interests in the warrants, except if the use of the book-entry system for the warrants is discontinued.
      To facilitate subsequent transfers, all warrants deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of warrants with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the warrants; DTC’s records reflect only the identity of the direct participants to whose accounts such warrants are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.
      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of warrants may wish to take certain steps to ensure timely transmission to them of notices of significant events with respect to the warrants, such as proposed amendments to the documents under which the warrants are issued. For example, a beneficial owner of warrants may wish to ascertain that the direct or indirect participant holding the warrants for its benefit has agreed to obtain and transmit notices to beneficial owners.
      None of DTC, Cede & Co., or any other DTC nominee will consent or vote with respect to the warrants unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the regular record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the warrants are credited on the regular record date. These participants are identified in a listing attached to the omnibus proxy.
      We will make any payments on the warrants in immediately available funds directly to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with warrants held for the accounts of customers in bearer form or registered in street name. These payments will be the responsibility of these participants and not of DTC or its nominee, us, the trustee, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC, is our responsibility. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.
      DTC may discontinue providing its services as depository for the warrants at any time by giving us reasonable notice. If this occurs, and if a successor securities depository is not obtained, we will print and deliver certificated warrants.
      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.
Clearstream, Luxembourg and Euroclear
      Euroclear and Clearstream, Luxembourg are securities clearance systems in Europe that clear and settle securities transactions between their participants through electronic, book-entry delivery of securities against payment. Clearstream, Luxembourg is incorporated under the laws of Luxembourg. Euroclear is incorporated under the laws of Belgium.
      Euroclear and Clearstream, Luxembourg may be depositories for a global security sold or traded outside the United States. In addition, if DTC is the depository for a global security, Euroclear and Clearstream, Luxembourg may hold interests in the global security as participants in DTC. As long as any global security is held by Euroclear or Clearstream, Luxembourg as depository, you may hold an interest in the global security only through an organization that participates, directly or indirectly, in Euroclear or Clearstream, Luxembourg. If Euroclear or Clearstream, Luxembourg is the depository for a global security and there is no depository in the United States, you will not be able to hold interests in that global security through any securities clearance system in the United States.
      Payments, deliveries, transfers, exchanges, notices, and other matters relating to the warrants made through Euroclear or Clearstream, Luxembourg must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants, and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, Luxembourg, on one hand, and participants in DTC, on the other hand, when DTC is the depository, also would be subject to DTC’s rules and procedures.
      Investors will be able to make and receive through Euroclear and Clearstream, Luxembourg payments, deliveries, transfers, exchanges, notices, and other transactions involving any warrants held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers, and other institutions are open for business in the United States. In addition, because of time-zone differences, U.S. investors who hold their interests in the warrants through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream, Luxembourg may need to make special arrangements to finance any purchases or sales of their interests between the United States and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.
Special considerations for global securities
      As an indirect owner, an investor’s rights relating to a global security will be governed by the account rules of the depository and those of the investor’s financial institution or other intermediary through which it holds its interest (e.g., Euroclear or Clearstream, Luxembourg, if DTC is the depository), as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of warrants. Instead, we deal only with the depository that holds the global security.
      If warrants are issued only in the form of a global security, an investor should be aware of the following:

•	an investor cannot cause the warrants to be registered in his or her own name, and cannot obtain physical certificates for his or her interest in the warrants, except in the special situations described above;

•	an investor will be an indirect holder and must look to his or her own bank or broker for payments on the warrants and protection of his or her legal rights relating to the warrants, as we describe above under “— Legal holders”;

•	an investor may not be able to sell interests in the warrants to some insurance companies and other institutions that are required by law to own their securities in certificated form;

•	an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the warrants must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective; the depository’s policies will govern payments, deliveries, transfers, exchanges, notices, and other matters relating to an investor’s interest in a global security, and those policies may change from time to time;

•	neither we nor the warrant agent will be responsible for any aspect of the depository’s policies, actions, or records of ownership interests in a global security;

•	we and the warrant agent do not supervise the depository in any way;

•	the depository will require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

•	financial institutions that participate in the depository’s book-entry system and through which an investor holds his or her interest in the global securities, directly or indirectly, also may have their own policies affecting payments, deliveries, transfers, exchanges, notices, and other matters relating to the warrants. Those policies may change from time to time. For example, if you hold an interest in a global security through Euroclear or Clearstream, Luxembourg, when DTC is the depository, Euroclear or Clearstream, Luxembourg, as applicable, will require those who purchase and sell interests in that security through them to use immediately available funds and comply with other policies and procedures, including deadlines for giving instructions as to transactions that are to be effected on a particular day. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.

PLAN OF DISTRIBUTION
      We may sell the warrants offered by this prospectus in one or more of the following ways:

•	through underwriters,

•	through dealers,

•	through agents, or

•	directly to purchasers.
      The distribution of the warrants may be carried out from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.
      The prospectus supplement or, if applicable, the pricing supplement relating to any offering will include the following information:

•	the terms of the offering,

•	the names of any underwriters, dealers or agents,

•	the purchase price of, or consideration payable for, the warrants,

•	the net proceeds to us from the sale of the warrants,

•	any underwriting discounts or other underwriters’ compensation,

•	any discounts or concessions allowed or re-allowed or paid to dealers, and

•	any other information we think is important.
Sales through underwriters or dealers
      If we use underwriters in an offering using this prospectus, we will execute an underwriting agreement with one or more underwriters. The underwriting agreement will provide that the obligations of the underwriters with respect to a sale of the offered warrants are subject to specified conditions precedent and that the underwriters will be obligated to purchase all of the offered warrants if they purchase any. Underwriters may sell those warrants through dealers. The underwriters may change the initial offering price and any discounts or concessions allowed or re-allowed or paid to dealers. If we use underwriters in an offering of warrants using this prospectus, the related prospectus supplement will contain a statement regarding the intention, if any, of the underwriters to make a market in the offered warrants.
      We may grant to the underwriters an option to purchase additional offered warrants, to cover over-allotments, if any, at the public offering price (with additional underwriting discounts or commissions), as may be set forth in the related prospectus supplement or, if applicable, the pricing supplement. If we grant any over-allotment option, the terms of the over-allotment option will be set forth in the prospectus supplement relating to such offered warrants.
      If we use a dealer in an offering of warrants using this prospectus, we will sell the offered warrants to the dealer as principal. The dealer may then resell those warrants to the public or other dealers at a fixed price or varying prices to be determined at the time of resale.
Direct sales and sales through agents
      We may also use this prospectus to directly solicit offers to purchase warrants. In this case, no underwriters or agents would be involved. Except as set forth in the related prospectus supplement, none of our directors, officers or employees will solicit or receive a commission in connection with those direct sales. Those persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with direct sales.

      We may also sell the offered warrants through agents we designate from time to time. In the prospectus supplement, we will describe any commission payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.
Indemnification
      Underwriters, dealers or agents participating in a distribution of warrants using this prospectus may be deemed to be underwriters under the Securities Act. Pursuant to agreements that we may enter into, underwriters, dealers or agents who participate in the distribution of warrants by use of this prospectus may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that those underwriters, dealers or agents may be required to make in respect of those liabilities.
Market making
      Certain broker-dealers may, but will not be obligated to, make a market in the securities of any series. They may also discontinue market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for the warrants.
LEGAL MATTERS
      Unless otherwise specified, the validity of the warrants under New York law will be passed upon by Allen & Overy LLP, London, England. Unless otherwise specified the validity of the warrants under Norwegian law will be passed upon by Jens Olav Feiring, Esq., Executive Vice President and General Counsel of Eksportfinans. From time to time, Allen & Overy LLP performs legal services for Eksportfinans.
EXPERTS
      The financial statements incorporated in this prospectus by reference to the Annual Report on Form 20-F/A for the year ended December 31, 2005, as filed on August 29, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers AS, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

2,250,000 Warrants
Eksportfinans ASA
Nikkei 225 Index Call Warrants
Expiring October 20, 2008

PROSPECTUS SUPPLEMENT
October 31, 2006

Sole Book-Running Manager and Co-Lead Manager
Wachovia Securities
Co-Lead Manager
Wells Fargo Securities